Exemption File No. 82-5006

82-5006

SUPPL

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

INTERIM REPORT 2003 二零零三年中期報告

CORPORATE INFORMATION

As at 22 August 2003

Board of Directors

Executive Directors
Mr KUOK Khoon Loong, Edward *(Chairman)*
Mr YE Longfei *(Deputy Chairman)*
Mr KUOK Khoon Ho
Mr Giovanni ANGELINI
Mr LUI Man Shing
Mr NG Si Fong, Alan

Non-Executive Directors
Madam KUOK Oon Kwong
Mr John David HAYDEN
Mr HO Kian Guan
Mr LEE Yong Sun
Mr Alexander Reid HAMILTON*
Mr TOW Heng Tan*
Mr Roberto V. ONGPIN
Mr HO Kian Cheong
(Alternate to Mr HO Kian Guan)

* *Independent Non-Executive Directors*

Remuneration Committee

Mr KUOK Khoon Loong, Edward *(Chairman)*
Mr YE Longfei
Mr KUOK Khoon Ho
Mr HO Kian Guan
Mr TOW Heng Tan

Audit Committee

Mr Alexander Reid HAMILTON *(Chairman)*
Mr HO Kian Guan
Mr TOW Heng Tan

Company Secretary

Ms KO Sau Lai

Auditors

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor
Prince's Building
Central
Hong Kong

Head Office and Principal Place of Business

21st Floor
CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Branch Share Registrars in Hong Kong

Abacus Share Registrars Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

Company's Website

http://www.shangri-la.com

Financial Information

http://www.ir.shangri-la.com

The Directors of Shangri-La Asia Limited (the "Company") wish to announce the unaudited interim results of the Company and its subsidiaries (the "Group"), and associated companies for the six months ended 30 June 2003. These results have been reviewed by the Company's auditors, PricewaterhouseCoopers, in accordance with the Hong Kong Statement of Auditing Standards SAS 700 "Engagements to Review Interim Financial Reports" and by the Audit Committee of the Board of Directors. The review report of the auditors is set out on page 3.

Due to a change in accounting policy concerning deferred taxation on adoption of the revised Hong Kong Statement of Standard Accounting Practice No. 12 "Income Taxes" with effect from 1 January 2003, the financial statements of the previous year have been restated. Accordingly, numbers of the previous financial year where referred to for comparison purposes refer to restated numbers.

The consolidated profit attributable to shareholders for the six months ended 30 June 2003 was US$5.6 million (US0.26 cents per share) compared to US$47.9 million (US2.20 cents per share) in the same period last year.

The consolidated net asset value stood at US$2,557 million (US$1.17 per share) as at 30 June 2003 compared to US$2,558 million (US$1.17 per share) as at 31 December 2002 and the Group's net borrowings (total of bank loans, overdrafts and other borrowings less cash and bank balances) to shareholders' equity ratio ("Gearing Ratio") was 41.1% as at 30 June 2003 compared to 39.6% as at 31 December 2002.

The Directors have declared an interim dividend of **HK6 cents** per share in cash for 2003 (2002: HK7 cents per share) payable on Tuesday, 18 November 2003, to shareholders whose names appear on the Registers of Members of the Company on Friday, 19 September 2003, with a scrip alternative to offer the right to eligible shareholders to elect to receive such interim dividend wholly or partly by allotment of new shares credited as fully paid in lieu of cash.

A circular containing details of the scrip dividend scheme together with an election form will be sent to the relevant shareholders on or about Friday, 3 October 2003. The scrip dividend scheme is conditional upon (a) the issue price of a new share to be issued pursuant thereto not being less than the nominal value of a share of the Company; and (b) the approval of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the Singapore Exchange Securities Trading Limited for the listing of and permission to deal in the new shares to be issued pursuant thereto. In the unlikely event that any of the conditions are not satisfied, shareholders will receive the interim dividend for 2003 wholly in cash.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

INDEPENDENT REVIEW REPORT TO THE BOARD OF DIRECTORS OF SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

Introduction

We have been instructed by the company to review the interim financial report set out on pages 4 to 15.

Respective responsibilities of directors and auditors

The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with SSAP 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with SAS 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2003.

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 22 August 2003

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)

		For the six months ended 30 June	
			Restated
		2003	2002
	Note	***US$'000***	*US$'000*
Turnover		**221,978**	290,206
Cost of sales		**(102,014)**	(117,616)
Gross profit		**119,964**	172,590
Other revenues		**12,529**	7,972
Marketing expenses		**(10,451)**	(12,315)
Administrative expenses		**(22,588)**	(24,929)
Other operating expenses		**(64,113)**	(64,804)
Operating profit before finance costs		**35,341**	78,514
Finance costs		**(23,232)**	(21,080)
Operating profit	*3*	**12,109**	57,434
Share of results of associated companies		**15,718**	21,688
Profit before taxation		**27,827**	79,122
Taxation	*4*	**(20,653)**	(25,209)
Profit after taxation		**7,174**	53,913
Minority interests		**(1,575)**	(5,985)
Profit attributable to shareholders		**5,599**	47,928
Interim dividend		**16,767**	19,534
Basic earnings per share	*5*	**US0.26 cents**	US2.20 cents
Diluted earnings per share	*5*	**N/A**	N/A

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	Note	As at 30 June 2003 US$'000	Restated As at 31 December 2002 US$'000
Non-current assets			
Fixed assets	6	**3,628,905**	3,605,066
Negative goodwill		**(119,056)**	(122,085)
Associated companies		**717,428**	724,774
Long term investments		**1,837**	1,892
		4,229,114	4,209,647
Current assets			
Inventories		**15,680**	15,699
Accounts receivable, prepayments and deposits	7	**58,445**	61,713
Due from associated companies		**93,813**	89,076
Due from minority shareholders		**15,188**	15,195
Other investments		**46,623**	37,491
Cash and bank balances		**112,543**	127,261
		342,292	346,435
Current liabilities			
Accounts payable and accruals	8	**113,628**	131,613
Due to minority shareholders		**4,643**	4,753
Taxation		**2,052**	4,905
Bank loans and overdrafts		**170,062**	130,099
		290,385	271,370
Net current assets		**51,907**	75,065
Total assets less current liabilities		**4,281,021**	4,284,712
Financed by:			
Share capital	9	**281,788**	281,788
Reserves		**2,030,075**	2,036,257
Retained profits	10	**228,373**	239,541
Proposed dividend		**16,767**	–
Shareholders' funds		**2,557,003**	2,557,586
Minority interests and loans		**385,447**	383,298
		2,942,450	2,940,884
Non-current liabilities			
Bank loans and other borrowings		**994,153**	1,010,869
Deferred taxation		**344,418**	332,959
		4,281,021	4,284,712

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	For the six months ended 30 June	
	2003	2002
	US$'000	*US$'000*
Net cash from operating activities	**5,005**	53,502
Net cash used in investing activities	**(43,049)**	(1,827)
Net cash from/(used in) financing activities	**21,366**	(49,113)
(Decrease)/increase in cash and cash equivalents	**(16,678)**	2,562
Cash and cash equivalents at 1 January	**126,723**	103,392
Cash and cash equivalents at 30 June	**110,045**	105,954
Analysis of balances of cash and cash equivalents:		
Bank balances and cash	**112,543**	106,618
Bank overdrafts	**(2,498)**	(664)
	110,045	105,954

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Share capital US$'000	Share premium US$'000	Contributed surplus US$'000	Capital redemption reserve US$'000	Hotel properties revaluation reserve US$'000	Share of revaluation reserves in associated companies: Hotel properties US$'000	Share of revaluation reserves in associated companies: Investment properties US$'000	Exchange fluctuation reserve US$'000	Capital reserve US$'000	Other reserve US$'000	Retained profits US$'000	Total US$'000
At 1 January 2003, as previously reported	281,788	531,976	389,741	10,666	536,682	66,951	175,733	(161,136)	601,490	1,057	457,258	2,892,206
Change in accounting policy												
– accounted for additional provision for net deferred tax liabilities *(note 1)*	–	–	–	–	(62,448)	(13,152)	(41,303)	–	–	–	(138,100)	(255,003)
– reversal of amortisation of negative goodwill *(note 1)*	–	–	–	–	–	–	–	–	–	–	(79,617)	(79,617)
At 1 January 2003, as restated	281,788	531,976	389,741	10,666	474,234	53,799	134,430	(161,136)	601,490	1,057	239,541	2,557,586
Deficit on valuation, net of deferred tax liabilities	–	–	–	–	–	–	(7,445)	–	–	–	–	(7,445)
Exchange differences *(note 11)*	–	–	–	–	–	–	–	1,263	–	–	–	1,263
Net gains/(losses) not recognised in the profit and loss account	–	–	–	–	–	–	(7,445)	1,263	–	–	–	(6,182)
Profit for the period	–	–	–	–	–	–	–	–	–	–	5,599	5,599
At 30 June 2003	**281,788**	**531,976**	**389,741**	**10,666**	**474,234**	**53,799**	**126,985**	**(159,873)**	**601,490**	**1,057**	**245,140**	**2,557,003**
At 1 January 2002, as previously reported	281,406	530,725	389,741	10,441	563,947	95,797	182,197	(182,119)	601,490	557	406,555	2,880,737
Change in accounting policy												
– accounted for additional provision for net deferred tax liabilities *(note 1)*	–	–	–	–	(64,465)	(21,239)	(46,787)	–	–	–	(120,815)	(253,306)
– reversal of amortisation of negative goodwill *(note 1)*	–	–	–	–	–	–	–	–	–	–	(68,287)	(68,287)
At 1 January 2002, as restated	281,406	530,725	389,741	10,441	499,482	74,558	135,410	(182,119)	601,490	557	217,453	2,559,144
Reserve transfer to retained profits on disposal of partial interest in a subsidiary	–	–	–	–	(205)	–	–	–	–	–	205	–
Exchange differences *(note 11)*	–	–	–	–	–	–	–	38,523	–	–	–	38,523
Net gains/(losses) not recognised in the profit and loss account	–	–	–	–	(205)	–	–	38,523	–	–	205	38,523
Profit for the period, as previously reported	–	–	–	–	–	–	–	–	–	–	62,078	62,078
Change in accounting policy												
– accounted for additional provision for net deferred tax liabilities *(note 1)*	–	–	–	–	–	–	–	–	–	–	(8,485)	(8,485)
– reversal of amortisation of negative goodwill *(note 1)*	–	–	–	–	–	–	–	–	–	–	(5,665)	(5,665)
Profit for the period, as restated	–	–	–	–	–	–	–	–	–	–	47,928	47,928
2001 final dividend paid	–	–	–	–	–	–	–	–	–	–	(22,325)	(22,325)
Reserve realised on disposal of partial interest in a subsidiary	–	–	–	–	–	–	(27)	–	–	–	–	(27)
At 30 June 2002	281,406	530,725	389,741	10,441	499,277	74,558	135,383	(143,596)	601,490	557	243,261	2,623,243

NOTES TO THE CONDENSED CONSOLIDATED ACCOUNTS

1. Principal accounting policies and basis of presentation

The unaudited condensed consolidated accounts have been prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA"). These condensed accounts should be read in conjunction with the 2002 annual financial statements. The accounting policies and methods of computation used in the preparation of these condensed accounts are consistent with those used in the annual accounts for the year ended 31 December 2002 except that the Group has changed an accounting policy following its adoption of the following revised SSAP 12 issued by the HKSA which became effective for accounting periods commencing on or after 1 January 2003. Certain comparative figures have also been restated to conform with the current period's presentation.

SSAP 12 "Income Taxes"

In accordance with the revised SSAP 12, deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. The principal temporary differences arise from depreciation on fixed assets, revaluations of certain non-current assets; and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax bases. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

In prior year, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of the revised SSAP12 represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

Summary of Effects of this Change in Accounting Policy:

		Share of revaluation reserves in associated companies						
Debit/(Credit)	Hotel properties revaluation *reserve* *US$'000*	Hotel *properties* *US$'000*	Investment *properties* *US$'000*	Retained *profits* *US$'000*	Negative *goodwill* *US$'000*	Deferred *taxation* *US$'000*	Minority *interests* *US$'000*	Interests in associated *companies* *US$'000*
Accumulated effects as at 1 January 2002								
– Additional provision for net deferred tax liabilities	64,465	21,239	46,787	120,815	–	(141,591)	21,501	(133,216)
– Reduction of negative goodwill as a result of restatement of deferred tax liabilities on the date of acquisition of subsidiaries and associated companies	–	–	–	–	169,950	(169,950)	–	–
– Reversal of amortisation of negative goodwill	–	–	–	68,287	(68,287)	–	–	–
	64,465	21,239	46,787	189,102	101,663	(311,541)	21,501	(133,216)
Effects for the year ended 31 December 2002								
– (Reversal of)/additional provision for net deferred tax liabilities	(2,017)	(8,087)	(5,484)	17,285	–	(9,199)	1,411	6,091
– Reversal of amortisation of negative goodwill	–	–	–	11,330	(11,330)	–	–	–
	(2,017)	(8,087)	(5,484)	28,615	(11,330)	(9,199)	1,411	6,091
Accumulated effects as at 31 December 2002	62,448	13,152	41,303	217,717	90,333	(320,740)	22,912	(127,125)

The amount of additional provision for net deferred tax liabilities after minority interests charged to and the amount of amortisation of negative goodwill reversed from the profit and loss accounts for the six months ended 30 June 2002 were US$8,485,000 and US$5,665,000, respectively.

2. **Segmental reporting**

Primary reporting format – geographical segments

The Group is managed on a worldwide basis in six main geographical areas:

Hong Kong	–	hotel ownership, operation and management
Mainland China	–	hotel ownership, operation and management
	–	ownership and leasing of office, commercial and serviced apartments
The Philippines	–	hotel ownership, operation and management
Singapore	–	hotel ownership, operation and management
	–	ownership and leasing of office, commercial and serviced apartments
Thailand	–	hotel ownership, operation and management
	–	ownership and leasing of office and commercial
Malaysia	–	hotel ownership, operation and management, golf club ownership and operation
	–	ownership and leasing of office, commercial and serviced apartments
Other countries	–	hotel ownership, operation and management

Secondary reporting format – business segments

The Group is organised on a worldwide basis into three main business segments:

Hotel operation	–	ownership and operation of hotel business
Hotel management	–	provision of hotel management and related services
Property rentals	–	ownership and leasing of office, commercial and serviced apartments

An analysis of the Group's revenue and results for the period by geographical segments by location of assets is as follows:

Segment revenue and results ***(US$ million)***
For the six months ended 30 June 2003 (unaudited)

	The People's Republic of China								
	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Others	Elimination	Group
Turnover									
External sales	43.6	60.1	32.2	31.9	14.3	28.3	11.6	–	222.0
Inter-segment sales	1.1	3.2	1.6	0.7	0.7	0.7	0.3	(8.3)	–
Total	44.7	63.3	33.8	32.6	15.0	29.0	11.9	(8.3)	222.0
Results									
Segment results	(7.2)	15.6	6.2	(2.4)	5.0	2.6	2.7	–	22.5
Interest income									1.4
Dividend income									0.8
Net unrealised gain on other investments									9.4
Unallocated corporate expenses									(1.8)
Amortisation of negative goodwill									3.0
Operating profit before finance costs									35.3
Finance costs									(23.2)
Operating profit									12.1
Share of results of associated companies	–	15.2	–	0.3	–	(0.3)	0.5	–	15.7
Taxation									(20.6)
Minority interests									(1.6)
Profit attributable to shareholders									5.6

2. **Segmental reporting** *(Continued)*

Segment revenue and results ***(US$ million)***
For the six months ended 30 June 2002 (unaudited)

	Hong Kong	The People's Republic of China Mainland China	The Philippines	Singapore	Thailand	Malaysia	Others	Elimination	Group
Turnover									
External sales	70.2	85.0	35.5	42.8	17.1	27.2	12.4	–	290.2
Inter-segment sales	2.1	4.3	2.0	1.1	0.9	0.9	0.3	(11.6)	–
Total	72.3	89.3	37.5	43.9	18.0	28.1	12.7	(11.6)	290.2
Results									
Segment results	12.2	27.4	9.3	11.5	7.4	1.1	2.7	–	71.6
Interest income									1.9
Dividend income									0.9
Net realised gain on other investments									1.1
Net unrealised gain on other investments									3.8
Unallocated corporate expenses									(2.7)
Amortisation of negative goodwill									2.7
Loss on disposal of partial interest in a subsidiary									(0.8)
Operating profit before *finance costs*									78.5
Finance costs									(21.1)
Operating profit									57.4
Share of results of associated companies	–	19.5	–	1.3	–	0.3	0.6	–	21.7
Taxation									(25.2)
Minority interests									(6.0)
Profit attributable to shareholders									47.9

Reconciliation of profit attributable to shareholders
For the six months ended 30 June 2002

Profit attributable to shareholders, as previously reported	62.1
Adjustment on amortisation of negative goodwill due to restatement of the fair value of deferred tax liabilities upon acquisition of subsidiaries and associated companies as required by the revised SSAP 12	(5.7)
Adjustment on additional provision for net deferred tax liabilities after minority interests as required by the revised SSAP 12	(8.5)
Profit attributable to shareholders, as restated	47.9

2. **Segmental reporting** *(Continued)*

An analysis of the Group's turnover and results for the period by business segments is as follows:

	For the six months ended 30 June			
	2003		2002	
	Turnover *US$ million*	**Segment Results** *US$ million*	Turnover *US$ million*	Segment Results *US$ million*
Hotel operation				
– Room rentals	**100.6**		140.7	
– Food and beverage sales	**92.4**		113.6	
– Rendering of ancillary services	**18.0**		24.1	
	211.0	**21.5**	278.4	64.8
Hotel management and related service fees	**11.5**	**(1.0)**	16.1	4.4
Property rentals	**7.8**	**2.0**	7.3	2.4
Elimination	**(8.3)**	**–**	(11.6)	–
	222.0	**22.5**	290.2	71.6

3. **Operating profit**

	Unaudited For the six months ended 30 June	
	2003 *US$'000*	Restated 2002 *US$'000*
Operating profit is stated after crediting and charging:		
Crediting		
Interest income	**1,402**	1,902
Dividend income from other investments	**796**	854
Amortisation of negative goodwill	**3,026**	2,750
Net realised gain on other investments	**27**	1,069
Net unrealised gain on other investments	**9,418**	3,824
Charging		
Depreciation of fixed assets	**17,385**	23,208
Discarding of fixed assets due to properties renovations	**8,682**	–
Cost of inventories sold or consumed in operation	**29,249**	34,402
Staff costs	**74,283**	81,005
Loss on disposal of partial interest in a subsidiary	**–**	795
Total finance costs	**23,918**	21,657
Less: amount capitalised	**(686)**	(577)
Net finance costs expensed	**23,232**	21,080

4. Taxation

	Unaudited For the six months ended 30 June	
		Restated
	2003	2002
	US$'000	*US$'000*
Hong Kong profits tax		
– Provision for the period	**216**	3,520
– Deferred	**1,901**	594
Taxation outside Hong Kong		
– Provision for the period	**3,502**	7,070
– Deferred	**9,077**	5,930
Share of taxation attributable to associated companies	**5,957**	8,095
	20,653	25,209

(a) Hong Kong profits tax is provided at 17.5% (2002: 16%) on the estimated assessable profits of group companies operating in Hong Kong.

(b) Taxation outside Hong Kong includes withholding tax paid on dividends from a subsidiary and tax provided at the prevailing rates on the estimated assessable profits of group companies operating outside Hong Kong.

(c) Taxation attributable to associated companies represents share of overseas tax provided at the prevailing rates on the estimated assessable profits.

(d) Deferred taxation is accounted for at the current taxation rate as disclosed in note 1 above.

5. Earnings per share

(a) Basic earnings per share of US0.26 cents (2002 as restated: US2.20 cents) is calculated based on the profit attributable to shareholders of US$5,599,000 (2002 as restated: US$47,928,000) and the weighted average number of 2,179,656,182 shares (2002: 2,176,659,912 shares) in issue during the period.

(b) Diluted earnings per share is the same as the basic earnings per share as there is no dilution effect arising from the share options granted by the Company.

6. Fixed assets

Total addition to costs of fixed assets including expenditure on properties under development for the six months ended 30 June 2003 amounted to US$50,734,000. Fixed assets with a net book value of US$8,784,000 were discarded due to properties renovations and recorded a loss of US$8,682,000. The Group also disposed fixed assets with a net book value of US$1,197,000 during the period and recorded a loss on disposal of US$640,000.

7. Accounts receivable, prepayments and deposits

The age analysis of trade debtors was as follows:

	Unaudited 30 June 2003	Audited 31 December 2002
	US$'000	*US$'000*
0–3 months	**17,519**	28,634
4–6 months	**1,032**	1,239
over 6 months	**976**	531
	19,527	30,404

The Group has a defined credit policy. The general credit term is 30 days.

8. Accounts payable and accruals

The age analysis of trade creditors was as follows:

	Unaudited 30 June 2003	Audited 31 December 2002
	US$'000	*US$'000*
Accounts payable in the next:		
0–3 months	**16,094**	22,765
4–6 months	**706**	429
over 6 months	**1,158**	1,614
	17,958	24,808

9. Share capital

There is no movement in the authorised and issued share capital during the period. As at 30 June 2003, the number of authorised and issued ordinary shares of HK$1 each remained at 5,000,000,000 shares and 2,179,656,182 shares respectively.

10. Retained profits

Due to the adverse impact of the outbreak of Severe Acute Respiratory Syndrome in Hong Kong, Mainland China and other countries in South East Asia on the results of the Group for the first six months of 2003, the Board of Directors of the Company at the board meeting held on 21 May 2003 resolved to change its recommendation made on 21 March 2003 to distribute a final dividend of HK5 cents per share for the year ended 31 December 2002 with scrip alternative such that no final dividend was recommended to be declared for such period. As a result, the amount US$13,972,000 previously disclosed as proposed dividend in the audited consolidated balance sheet as at 31 December 2002 included in the Company's 2002 annual report is reclassified as part of the retained profits in the restated consolidated balance sheet as at 31 December 2002 in this interim report.

11. Exchange differences arising on translation

The amount of US$1,263,000 (2002: US$38,523,000) represents the movement of the exchange fluctuation reserve during the period. The accounts of overseas subsidiaries and associated companies are translated into United States dollars at the rates of exchange ruling at the balance sheet date. Exchange differences arising on such translation are taken directly to the exchange fluctuation reserve.

The Group has an economic hedge in terms of currency risk to the extent that a substantial portion of its hotels' room revenues in Mainland China, the Philippines, Thailand and Indonesia and investment property revenues in Mainland China are priced in United States dollars. Moreover, these and the other hotel revenues in these countries (except Thailand, Mainland China and the Philippines where exchange controls apply) are immediately converted into United States dollars upon realisation, to the maximum extent possible. The hotels and properties in Hong Kong, Singapore and Malaysia derive their revenues in local currencies.

Details of the Group's treasury policies are stated under the section headed "Treasury Policies".

12. Related party transactions

	Unaudited For the six months ended 30 June	
	2003	2002
	US$'000	*US$'000*
(a) Transactions with companies within the Kuok Group		
Receipt of hotel management and related services and royalty fees	**914**	889
Reimbursement of office expenses	**516**	672
Payment of office rental, administration and related expenses	**265**	267
Payment of land rental for hotel site	**729**	867
Payment of insurance premium, godown and transportation rental	**865**	753
Payment of renovation project service fees and reimbursement of staff cost	**49**	133
Receipt of laundry service fees	**302**	375
(b) Transactions with associated companies		
Receipt of hotel management and related services and royalty fees	**1,255**	2,273

12. **Related party transactions** *(Continued)*

	30 June 2003 US$'000	31 December 2002 US$'000
(c) Financial assistance provided to companies within the Kuok Group		
Balance of loan to an investee company	**1,560**	1,640
Balance of loan to an associated company	**30,456**	30,631
(d) Financial assistance provided by companies within the Kuok Group		
Balance of loan to subsidiaries	**16,217**	16,256
(e) Financial assistance provided to an associated company		
Balance of loan to an associated company	**9,735**	9,735

There are no material changes to the terms of these transactions during the period.

Save as mentioned above and under note 13 (a) (ii) below, there is no other disclosure required to be made under SSAP 25.

13. **Contingent liabilities and charges over assets**

(a) **Contingent liabilities**

As at 30 June 2003, contingent liabilities of the Group and the Company were as follows:

(i) The Company executed proportionate guarantees in favour of banks for securing banking facilities granted to certain subsidiaries. The utilised amount of such facilities covered by the Company's guarantees for the subsidiaries, and which also represented the financial exposure of the Company as at 30 June 2003, amounts to US$951,288,000 (31 December 2002: US$943,729,000). A guarantee of US$29,759,000 executed by the Company in favour of a bank for securing banking facilities granted to an associated company as at 31 December 2002 has been cancelled following the full repayment of the loan.

(ii) The Group executed guarantees in favour of banks for securing banking facilities granted to certain associated companies. The utilised amount of such facilities covered by the Group's guarantees for these associated companies as at 30 June 2003 amounts to US$19,034,000 (31 December 2002: US$44,764,000).

(iii) The Group executed a performance guarantee in favour of the owner of a hotel in Sydney for the financial performance of the hotel under a management contract entered during the period. The maximum cumulative amount of liability under such guarantee is A$10,000,000.

(b) **Charges over assets**

As at 30 June 2003, bank loan and banking facility of a subsidiary amounting to US$12,414,000 (31 December 2002: US$12,371,000) were secured by charges over the hotel properties and other fixed assets of that subsidiary with net book values totalling US$56,985,000 (31 December 2002: US$57,537,000) and other assets totalling US$2,849,000 (31 December 2002: US$2,917,000). Bank loan of a subsidiary amounting to US$4,201,000 (31 December 2002: US$5,075,000) was secured by charges over other investment of this subsidiary with net book value totalling US$8,374,000 (31 December 2002: US$8,628,000).

Apart from the aforesaid, neither the Group nor the Company had any material contingent liabilities or charges over assets as at 30 June 2003.

14. Commitments for capital expenditure

The Group's commitments for hotel and associated property development and renovation projects amount to approximately:

	Unaudited 30 June 2003 *US$'000*	Audited 31 December 2002 *US$'000*
Contracted but not provided for	**104,870**	86,958
Authorised by Directors but not contracted for	**353,833**	354,612
	458,703	441,570

15. Subsequent events

On 4 July 2003, the undrawn facility of US$215,000,000 under an US$400,000,000 syndicated bank loan agreement expired. As of the date of this report, a wholly owned subsidiary of the Group has entered into new five-year unsecured bank loan agreements totaling HK$1,600,000,000 to meet its funding requirements. The all-inclusive cost of these new bilateral loans ranges between 50 to 55 basis points over HIBOR.

OPERATIONS REVIEW

(Performance compared to the corresponding period last year)

Revenues

Hotel Operation

The results for the first half of 2003 were materially adversely affected by the outbreak of Severe Acute Respiratory Syndrome ("SARS") in Hong Kong, Mainland China and other countries in South East Asia.

For the first quarter 2003, the overall performance of the Group's hotels in terms of room yields ("RevPAR") was slightly ahead of last year's actual despite the threat of the Iraq war which discouraged long-haul travel. The outbreak of the SARS epidemic in late March led to an unprecedented decline in travel volumes and hotel occupancies throughout most of the South East Asian region. The situation began to gradually improve with the progressive lifting of travel warnings issued by the World Health Organization ("WHO") to the SARS affected cities/countries. Consequently, performance of the Group's hotels for the first half of 2003 was severely affected.

The key performance indicators are as follows:

	2003 Weighted Average			2002 Weighted Average		
Country	**Occupancy** *(%)*	**Transient Room Rate** *(US$)*	**RevPAR** *(US$)*	Occupancy *(%)*	Transient Room Rate *(US$)*	RevPAR *(US$)*
The People's Republic of China						
Hong Kong	**35**	**189**	**88**	70	182	123
Mainland China	**44**	**81**	**36**	65	84	56
The Philippines	**55**	**88**	**48**	56	94	58
Singapore	**47**	**104**	**53**	69	109	74
Thailand	**47**	**106**	**54**	60	97	69
Malaysia	**47**	**60**	**31**	53	56	29
Fiji	**53**	**88**	**46**	67	70	47
Indonesia	**35**	**91**	**27**	37	100	32
Myanmar	**33**	**37**	**12**	42	31	12

Note: The RevPAR of hotels under renovation has been computed by excluding the number of rooms under renovation.

Apart from the fall-out of the SARS epidemic, the hotels in the Philippines continue to experience weakness in demand due to persistent security concerns and an uncertain investment climate. Likewise, the hotels in Indonesia and Yangon continue to suffer on account of the political and economic problems facing these countries.

In response to the unprecedented market situation, management took immediate actions to minimise expenditures especially salaries and wages and discretionary costs, conserve cash resources and maintain sufficient banking facilities to fund capital commitments and working capital needs. The Group has also launched aggressive marketing campaigns in conjunction with major airlines in late June to incentivise hotel stays. With the gradual restoration of flight schedules, the Group's hotels are generally experiencing good recovery in room occupancies.

OPERATIONS REVIEW *(Continued)*

(Performance compared to the corresponding period last year)

Revenues *(Continued)*

Hotel Management

Due to the poor performance of the hotels, revenues of the hotel management arm of the Group recorded a 27% fall in revenues before consolidation adjustments. This caused an operating loss before consolidation adjustments of US$1.6 million being recorded for the period compared to a profit of US$3.7 million last year.

Investment Properties

The Group's principal investment properties are located in Shanghai and Beijing and owned by associated companies. The overall yields of both the commercial and office space in these two cities registered an increase during the period. Yields of commercial space registered increases ranging from 11% at the Phase I of the China World Trade Center ("CWTC") and at the Shanghai Centre to 25% at the Phase II of CWTC. Yields of office space at the Shanghai Kerry Centre registered an increase of 27% while the yields in the other properties also recorded moderate growth rates between 1% to 6%. Excepting an occupancy of 86% recorded at the CWTC, the weighted average occupancies for commercial and office space in these two cities were above 90%. However, emergence of competitive supply in serviced apartments in these two cities led to a decline in the weighted average yields in Beijing and Shanghai by 3% and 1%, respectively.

The serviced apartments in the Century Tower, Dalian recorded 12% increase in yields with the occupancy rate increasing to 55%.

Weighted average yields of the serviced apartments in Singapore increased by 3%. Yields of the commercial space (fully occupied) registered an increase by 6% while yields of the office space registered a decline by 17%.

In Kuala Lumpur, the yields of both the office space and serviced apartments registered a decline of 8%. However, the yields of the commercial space registered an increase of 3%. Yields of the office space in Bangkok registered a decline of 3%.

Consolidated Profits

Consolidated profits attributable to shareholders decreased materially from US$47.9 million in the last year to US$5.6 million largely due to the adverse impact of the outbreak of SARS on the performance of the Group's hotels. The results were also affected by the write off of the residual value of fixed assets of US$8.7 million following major renovations to the Valley Wing of the Shangri-La Hotel, Singapore.

OPERATIONS REVIEW *(Continued)*

(Performance compared to the corresponding period last year)

Consolidated Net Asset Value and Gearing Ratio

As disclosed in the Condensed Consolidated Statement of Changes in Equity, with the adoption of the revised SSAP 12 (as described in details in note 1 to the condensed consolidated accounts), the Group's net asset value as at 31 December 2002 has been reduced with additional deferred tax liabilities of US$320.7 million being recorded by way of restatement in the accounts as at 31 December 2002. The significant increase in deferred tax liabilities is due to the adoption of full provision basis on all temporary differences against partial provision basis on those timing differences expected to be reversed in the foreseeable future. Substantial amount of the additional provision relates to the full effect of temporary differences arising from depreciation of fixed assets and revaluations of the hotel and investment properties. The Group believes that most of the provisions will not crystalise in the foreseeable future and thus will not create substantial burden to the Group's operating cash flow as:

1. The temporary differences arising from depreciation of fixed assets are not expected to reverse in the foreseeable future, and

2. The temporary differences relating to the surplus arising from the revaluation will not materialise as the management intends to operate the hotel and investment properties on a long-term basis.

The deterioration in the Gearing Ratio resulted from the accounting impact of these adjustments on the Group's net asset value.

CORPORATE DEBT AND FINANCIAL CONDITIONS

The Group has satisfactorily complied with all covenants under its loan agreements.

The analysis of loans outstanding as at 30 June 2003 is as follows:

	Maturities of Borrowings Contracted as at 30 June 2003				
(US$ million)	**Within 1 year**	**In the 2nd year**	**Repayment In the 3rd to 5th year**	**After 5 years**	**Total**
Unsecured					
Corporate bank loans	–	–	874.8	38.4	913.2
Project bank loans and overdrafts	164.0	27.5	22.7	2.2	216.4
Floating rate notes	–	17.2	–	–	17.2
	164.0	44.7	897.5	40.6	1,146.8
Secured					
Project bank loans and overdrafts	6.0	–	11.4	–	17.4
Total borrowings	170.0	44.7	908.9	40.6	1,164.2
Undrawn but committed facilities					
Bank loans and overdrafts	281.0	2.9	26.7	32.6	343.2

Note: The undrawn but committed facilities balances included US$215.0 million facilities which expired in July 2003 but excluded HK$1,600 million new five-year facilities committed subsequent to 30 June 2003.

CORPORATE DEBT AND FINANCIAL CONDITIONS *(Continued)*

The currency-mix of the borrowings, and cash and bank balances as at 30 June 2003 is as follows:

(US$ million)	Borrowings	Cash and Bank Balances
In Hong Kong dollars	923.5	11.6
In Singapore dollars	147.5	1.7
In Malaysian Ringgit	50.2	0.8
In Renminbi	33.8	17.4
In United States dollars	9.1	53.7
In Thai Baht	0.1	10.2
In Philippine Pesos	–	8.3
In Fiji dollars	–	8.6
In other currencies	–	0.2
	1,164.2	112.5

The borrowings in Hong Kong dollars, Singapore dollars, Malaysian Ringgit, United States dollars and Thai Baht are at variable rates of interest at spreads over HIBOR, Swap Rate/Money Market Rate, Cost of Funds, SIBOR and Minimum Overdraft Rate, respectively. The loans in Renminbi are at rates specified by The People's Bank of China from time to time.

As at 30 June 2003, of the Group's cash and bank balances, US$99.0 million (31 December 2002: US$79.9 million) were kept in Mainland China, Malaysia, Thailand, the Philippines and Myanmar. The remittance of funds out of these countries is subject to rules and regulations of foreign exchange control promulgated by the governments of the respective countries.

TREASURY POLICIES

The treasury policies followed by the Group aim to:

(a) Minimise interest costs

This is accomplished in the loan re-financing and loan negotiation process, and in ensuring that surplus funds from operations are made available to the corporate treasury to reduce the debt exposure. The Group decided not to draw down the remaining undrawn facility of US$215 million which expired in early July 2003 under a US$400 million loan agreement which carried a higher interest rate. In July 2003, the Group executed an aggregate of HK$1,100 million five-year unsecured bilateral Hong Kong dollar loan agreements with individual banks. The Group executed another HK$500 million five-year unsecured bilateral Hong Kong dollar loan agreement in August 2003. The Group has also sought to hedge its medium term interest rate risk by entering into HIBOR interest rate swap contracts. As at 30 June 2003, the Group had executed three-year contracts for an aggregate principal amount of HK$4,916 million and four-year contracts for an aggregate principal amount of HK$500 million at fixed interest rates ranging between 3.735% to 5.74% per annum. The interest cover continues through December 2006.

(b) Minimise currency exposure

The Group attempts to align the currencies of its loan portfolio with the currency mix of the Group's investments and revenues in various countries. Except in countries where exchange controls apply, revenues are immediately converted into United States dollars upon realisation, to the maximum extent possible. During the period, subsidiaries in Mainland China have obtained new bank loan facilities with an aggregate amount of Renminbi 390 million to finance project development and working capital requirements.

TREASURY POLICIES *(Continued)*

(b) Minimise currency exposure *(Continued)*

The Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts on a consideration of the currency risks involved and the cost of obtaining such cover.

OTHER INVESTMENTS

As at 30 June 2003, the market value of the Group's investment portfolio was US$46.6 million which included an unrealised gain of US$9.4 million before adjustment of minority interests (US$9.5 million after minority interests). The investment portfolio included 13,195,055 ordinary shares in the Company ("such SA shares") with a market value of US$8.4 million held by a wholly owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand ("SHPCL"), one of the principal subsidiaries of the Group which is listed on the Stock Exchange of Thailand. Such SA shares were held by that wholly owned subsidiary of SHPCL before the Company acquired the controlling interests in it in late 1999. The Company has undertaken, subject to market conditions, to use its reasonable endeavours to procure SHPCL to dispose all such SA shares to parties independent of the Kuok Group. The investment portfolio also included 20,602,589 ordinary shares in Kerry Properties Limited with a market value of US$23.8 million as at 30 June 2003.

NEW PROJECTS AND RENOVATION PROGRAMMES

Construction work on the Shangri-La Hotel, Fuzhou ("SLFZ"), the Shangri-La Hotel, Zhongshan ("SLZN") and the extension of the Pudong Shangri-La, Shanghai ("SLPU") is on-going. SLZN will open for business in December 2003 while SLFZ and the extension of SLPU will open in 2005. As at 30 June 2003, the Group has already invested US$40.1 million in these projects. SLPU and SLZN have obtained project loan facilities from banks in the Renminbi equivalent of US$25.4 million and US$37.4 million, respectively. SLPU has fully utilised its available facilities while SLZN has drawn down US$4.8 million. The future incremental costs to complete these three projects, net of funding from minority shareholders, are estimated at US$158.5 million and will be mainly financed by locally contracted project loans and the operating surplus of SLPU (in respect of the extension). The master development plan for the project in Jingan Nanli, Shanghai is being finalised.

In July 2003, the Group has entered into an agreement to acquire a piece of land in Guangzhou in Mainland China at a cash consideration of US$21.7 million for the development of a hotel project. A deposit equivalent to 50% of the consideration was paid in early August.

Renovations at the Shangri-La Hotel, Kuala Lumpur and the fit-out of an additional 80 guestrooms at the Shangri-La Hotel, Qingdao have been completed. Renovations at the Shangri-La Hotel, Bangkok, the Kowloon Shangri-La, Hong Kong, the China World Hotel, Beijing, the Shangri-La Golden Flower Hotel, Xian and the Valley Wing of the Shangri-La Hotel, Singapore are on-going and are expected to be completed before year end 2003. Renovations at the Traders Hotel, Singapore, Shangri-La's Tanjung Aru Resort, Kota Kinabalu and Shangri-La's Mactan Island Resort, Cebu are on-going and are expected to be completed by mid 2004. Newly commenced renovation projects at the Island Shangri-La, Hong Kong, the Edsa Shangri-La, Manila and Shangri-La's Rasa Sayang Resort, Penang are expected to be progressively completed by year end 2004. Expenditure on renovations are mainly financed by operating cash flows of the individual hotel, supplemented by locally contracted short term bank loans, where appropriate.

The development of Phase III of the CWTC complex in Beijing is still at the planning stage. The cost of the proposed development which is estimated at US$800 million will be financed by a subsidiary of China World Trade Center Ltd., an associated company of the Group, through internally and externally sourced funds. It is expected that there will be no demand on the Group's cash resources arising from this project.

MANAGEMENT CONTRACTS

The Putrajaya Shangri-La, Malaysia in Kuala Lumpur and the Shangri-La Hotel, Dubai commenced operations on 4 February 2003 and 8 July 2003, respectively. The Group signed two new hotel management contracts during the period, which included the successful rebranding of a hotel as the Shangri-La Hotel, Sydney on 1 July 2003. The other contract concerns a new development – Traders Hotel, Kuala Lumpur which is expected to open for business in 2006.

The Traders Hotel, Dubai and the Shangri-La Hotel, Zhengzhou are expected to open for business towards this year end while the Shangri-La Hotel, Maldives is expected to open by end 2004. Shangri-La's Sunny Bay Resort, Sanya, the Traders Hotel, Kunshan, the Traders Fudu Hotel, Changzhou (all located in Mainland China) and Shangri-La's Barr Al Jissah Resort, Muscat, Oman are expected to open for business in 2005.

In July 2003, the Group terminated its management contract for a Traders Hotel in Shijiazhuang, Mainland China due to a change in the ownership structure of the developer.

In August 2003, the Group signed two new management contracts – one for a hotel in Doha, Qatar to open in 2006 and a hotel in Haikou, Hainan, Mainland China, to open in 2005.

The Group does not have any equity interest in these hotels. The Group believes that these management contracts can significantly underpin the brand strength and improve returns without capital commitment.

PROSPECTS

With the lifting of travel advisories by the WHO in June, signs of a gradual recovery in air-travel and hotel occupancies have emerged. Due to the psychological impact of SAR, although it is generally expected that it may take a few months before the business returns to normalcy, occupancies at most of the Group's hotels are recovering quickly especially in the secondary cities in Mainland China. Given that the fundamentals of the Mainland Chinese economy remain very strong supplemented by growth in international arrivals and domestic travel, the Group benefits from its strong presence in Mainland China.

In addition, since most of the hotels' on-going major improvements and renovations will be completed this year end or in early 2004, the Group believes that the renovated and upgraded products should be available for sale to coincide with the anticipated turn-around in business conditions in the region.

However, the performance of the global economy and the security concerns in some of the countries in the region remain important factors affecting the performance of the Group's hotels outside Mainland China.

The performance of the Group's investment properties is expected to be relatively stable.

PERSONNEL

As at 30 June 2003, the Company and its subsidiaries had approximately 15,600 employees. Salaries of employees are maintained at competitive levels under which bonuses are based on an evaluation of efforts and the financial performance of the business units with reference to goals set. Other benefits include provident fund, insurance and medical cover, housing and share option schemes. The Group has extensive training programmes to improve service skills of its line staff and professional skills of other employees. Its in-house training programmes emphasise service attitudes, organisational values and job enrichment. In-house training is supplemented by retaining outside professional training agencies.

SHARE OPTIONS

Details of the outstanding option shares as at 30 June 2003 which have been granted under the executive share option scheme adopted by the shareholders of the Company on 16 December 1997 (the "Executive Option Scheme") are as follows:

	Date of grant	Tranche	No. of option shares held as at 1 January 2003	No. of option shares granted during the period *(Note 1)*	No. of option shares exercised during the period	No. of option shares lapsed during the period	*Transfer from other category during the period*	*Transfer to other category during the period*	No. of option shares held as at 30 June 2003	Exercise price per option share *HK$*	Exercisable Period
1. Directors											
Mr YE Longfei	1 May 1998	I	96,760	–	–	–	–	–	96,760	8.26	1 May 1999 – 30 April 2008
	1 May 1998	II	96,760	–	–	–	–	–	96,760	8.26	1 May 2000 – 30 April 2008
	1 May 1998	III	96,760	–	–	–	–	–	96,760	8.26	1 May 2001 – 30 April 2008
	15 January 2000	I	193,822	–	–	–	–	–	193,822	8.82	15 January 2001 – 14 January 2010
	15 January 2000	II	193,822	–	–	–	–	–	193,822	8.82	15 January 2002 – 14 January 2010
	15 January 2001	I	339,606	–	–	–	–	–	339,606	8.18	15 January 2002 – 14 January 2011
	15 January 2001	II	339,606	–	–	–	–	–	339,606	8.18	15 January 2003 – 14 January 2011
Mr KUOK Khoon Ho	1 May 1998	I	387,041	–	–	–	–	–	387,041	8.26	1 May 1999 – 30 April 2008
	1 May 1998	II	387,041	–	–	–	–	–	387,041	8.26	1 May 2000 – 30 April 2008
	1 May 1998	III	387,041	–	–	–	–	–	387,041	8.26	1 May 2001 – 30 April 2008
	15 January 2000	I	242,278	–	–	–	–	–	242,278	8.82	15 January 2001 – 14 January 2010
	15 January 2000	II	242,277	–	–	–	–	–	242,277	8.82	15 January 2002 – 14 January 2010
	15 January 2001	I	145,545	–	–	–	–	–	145,545	8.18	15 January 2002 – 14 January 2011
	15 January 2001	II	145,545	–	–	–	–	–	145,545	8.18	15 January 2003 – 14 January 2011
Mr Thaddeus Thomas BECZAK *(Note 2)*	1 May 1998	I	387,041	–	–	–	–	(387,041)	–	8.26	1 May 1999 – 30 April 2008
	1 May 1998	II	387,041	–	–	–	–	(387,041)	–	8.26	1 May 2000 – 30 April 2008
	1 May 1998	III	387,041	–	–	–	–	(387,041)	–	8.26	1 May 2001 – 30 April 2008
	15 January 2000	I	242,278	–	–	–	–	(242,278)	–	8.82	15 January 2001 – 14 January 2010
	15 January 2000	II	242,277	–	–	–	–	(242,277)	–	8.82	15 January 2002 – 14 January 2010
	15 January 2001	I	48,515	–	–	–	–	(48,515)	–	8.18	15 January 2002 – 14 January 2011
	15 January 2001	II	48,515	–	–	–	–	(48,515)	–	8.18	15 January 2003 – 14 January 2011
Mr Giovanni ANGELINI	1 May 1998	I	145,141	–	–	–	–	–	145,141	8.26	1 May 1999 – 30 April 2008
	1 May 1998	II	145,141	–	–	–	–	–	145,141	8.26	1 May 2000 – 30 April 2008
	1 May 1998	III	145,139	–	–	–	–	–	145,139	8.26	1 May 2001 – 30 April 2008
	15 January 2000	I	266,505	–	–	–	–	–	266,505	8.82	15 January 2001 – 14 January 2010
	15 January 2000	II	266,505	–	–	–	–	–	266,505	8.82	15 January 2002 – 14 January 2010
	15 January 2001	I	145,545	–	–	–	–	–	145,545	8.18	15 January 2002 – 14 January 2011
	15 January 2001	II	145,545	–	–	–	–	–	145,545	8.18	15 January 2003 – 14 January 2011
Mr John David HAYDEN	1 May 1998	I	387,041	–	–	–	–	–	387,041	8.26	1 May 1999 – 30 April 2008
	1 May 1998	II	387,041	–	–	–	–	–	387,041	8.26	1 May 2000 – 30 April 2008
	1 May 1998	III	387,041	–	–	–	–	–	387,041	8.26	1 May 2001 – 30 April 2008
2. Continuous Contract Employees	1 May 1998	I	1,519,134	–	–	(87,084)	387,041	(145,141)	1,673,950	8.26	1 May 1999 – 30 April 2008
	1 May 1998	II	1,519,134	–	–	(87,084)	387,041	(145,141)	1,673,950	8.26	1 May 2000 – 30 April 2008
	1 May 1998	III	1,519,130	–	–	(87,084)	387,041	(145,139)	1,673,948	8.26	1 May 2001 – 30 April 2008
	15 January 2000	I	2,156,269	–	–	(38,764)	242,278	(96,911)	2,262,872	8.82	15 January 2001 – 14 January 2010
	15 January 2000	II	2,156,255	–	–	(38,764)	242,277	(96,911)	2,262,857	8.82	15 January 2002 – 14 January 2010
	15 January 2001	I	1,450,611	–	–	(33,961)	48,515	(48,515)	1,416,650	8.18	15 January 2002 – 14 January 2011
	15 January 2001	II	1,450,586	–	–	(33,960)	48,515	(48,515)	1,416,626	8.18	15 January 2003 – 14 January 2011

SHARE OPTIONS *(Continued)*

	Date of grant	Tranche	No. of option shares held as at 1 January 2003	No. of option shares granted during the period *(Note 1)*	No. of option shares exercised during the period	No. of option shares lapsed during the period	Transfer from other category during the period	Transfer to other category during the period	No. of option shares held as at 30 June 2003	Exercise price per option share *HK$*	Exercisable Period
3. Other Participants	1 May 1998	I	1,209,503	–	–	–	–	–	1,209,503	8.26	1 May 1999 – 30 April 2008
	1 May 1998	I	48,380	–	–	–	–	–	48,380	8.26	1 May 1999 – 30 November 2003
	1 May 1998	I	–	–	–	–	145,141	–	145,141	8.26	1 May 1999 – 22 May 2004
	1 May 1998	II	1,209,503	–	–	–	–	–	1,209,503	8.26	1 May 2000 – 30 April 2008
	1 May 1998	II	48,380	–	–	–	–	–	48,380	8.26	1 May 2000 – 30 November 2003
	1 May 1998	II	–	–	–	–	145,141	–	145,141	8.26	1 May 2000 – 22 May 2004
	1 May 1998	III	1,209,499	–	–	–	–	–	1,209,499	8.26	1 May 2001 – 30 April 2008
	1 May 1998	III	48,380	–	–	–	–	–	48,380	8.26	1 May 2001 – 30 November 2003
	1 May 1998	III	–	–	–	–	145,139	–	145,139	8.26	1 May 2001 – 22 May 2004
	15 January 2000	I	867,354	–	–	–	–	–	867,354	8.82	15 January 2001 – 14 January 2010
	15 January 2000	I	–	–	–	–	96,911	–	96,911	8.82	15 January 2001 – 22 May 2004
	15 January 2000	II	867,349	–	–	–	–	–	867,349	8.82	15 January 2002 – 14 January 2010
	15 January 2000	II	–	–	–	–	96,911	–	96,911	8.82	15 January 2002 – 22 May 2004
	15 January 2001	I	198,913	–	–	–	–	–	198,913	8.18	15 January 2002 – 14 January 2011
	15 January 2001	I	–	–	–	–	48,515	–	48,515	8.18	15 January 2002 – 22 May 2004
	15 January 2001	II	198,910	–	–	–	–	–	198,910	8.18	15 January 2003 – 14 January 2011
	15 January 2001	II	–	–	–	–	48,515	–	48,515	8.18	15 January 2003 – 22 May 2004
Total:			25,134,546	–	–	(406,701)	2,468,981	(2,468,981)	24,727,845		

Notes:

1. At the Special General Meeting of the Company held on 24 May 2002, the shareholders of the Company approved the adoption of a new share option scheme (the "New Option Scheme") and the termination of the operation of the Executive Option Scheme such that no further options shall thereafter be offered under the Executive Option Scheme but in all other respects the provisions of the Executive Option Scheme shall remain in full force and effect.

2. Mr Thaddeus Thomas Beczak retired by rotation pursuant to the Bye-Laws of the Company. As Mr Beczak did not offer himself for re-election, he retired from his office as Director of the Company at the Annual General Meeting of the Company held on 30 May 2003. The options granted to Mr Beczak remain exercisable following his retirement as he is still an executive Director in several of the Company's subsidiaries and therefore, an Executive of the Group. Those options were re-classified to the category of "Continuous Contract Employees" during the period.

3. No options were cancelled under the Executive Option Scheme during the period.

SHARE OPTIONS *(Continued)*

Details of the outstanding option shares as at 30 June 2003 which have been granted under the New Option Scheme are as follows:

	Date of grant	Tranche	No. of option shares held as at 1 January 2003	No. of option shares granted during the period	No. of option shares exercised during the period	No. of option shares lapsed during the period	Transfer from other category during the period	Transfer to other category during the period	No. of option shares held as at 30 June 2003	Exercise price per option share HK$	Exercisable Period
1. Directors											
Mr YE Longfei	29 May 2002	I	500,000	–	–	–	–	–	500,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	500,000	–	–	–	–	–	500,000	6.81	29 May 2004 – 28 May 2012
Mr KUOK Khoon Ho	29 May 2002	I	500,000	–	–	–	–	–	500,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	500,000	–	–	–	–	–	500,000	6.81	29 May 2004 – 28 May 2012
Mr Thaddeus Thomas BECZAK *(Note 1)*	29 May 2002	I	75,000	–	–	–	–	(75,000)	–	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	75,000	–	–	–	–	(75,000)	–	6.81	29 May 2004 – 28 May 2012
Mr Giovanni ANGELINI	29 May 2002	I	600,000	–	–	–	–	–	600,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	600,000	–	–	–	–	–	600,000	6.81	29 May 2004 – 28 May 2012
Mr LUI Man Shing	29 May 2002	I	150,000	–	–	–	–	–	150,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	150,000	–	–	–	–	–	150,000	6.81	29 May 2004 – 28 May 2012
Mr NG Si Fong, Alan	29 May 2002	I	60,000	–	–	–	–	–	60,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	60,000	–	–	–	–	–	60,000	6.81	29 May 2004 – 28 May 2012
Madam KUOK Oon Kwong	29 May 2002	I	150,000	–	–	–	–	–	150,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	150,000	–	–	–	–	–	150,000	6.81	29 May 2004 – 28 May 2012
Mr John David HAYDEN	29 May 2002	I	75,000	–	–	–	–	–	75,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	75,000	–	–	–	–	–	75,000	6.81	29 May 2004 – 28 May 2012
Mr HO Kian Guan	29 May 2002	I	75,000	–	–	–	–	–	75,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	75,000	–	–	–	–	–	75,000	6.81	29 May 2004 – 28 May 2012
Mr LEE Yong Sun	29 May 2002	I	75,000	–	–	–	–	–	75,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	75,000	–	–	–	–	–	75,000	6.81	29 May 2004 – 28 May 2012
Mr Alexander Reid HAMILTON	29 May 2002	I	75,000	–	–	–	–	–	75,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	75,000	–	–	–	–	–	75,000	6.81	29 May 2004 – 28 May 2012
2. Continuous Contract Employees	29 May 2002	I	5,405,000	–	–	(125,000)	75,000	(75,000)	5,280,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	5,405,000	–	–	(125,000)	75,000	(75,000)	5,280,000	6.81	29 May 2004 – 28 May 2012
3. Other Participants	29 May 2002	I	695,000	–	–	(30,000)	–	–	665,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	I	–	–	–	–	75,000	–	75,000	6.81	29 May 2003 – 22 May 2004
	29 May 2002	II	695,000	–	–	(30,000)	–	–	665,000	6.81	29 May 2004 – 28 May 2012
	29 May 2002	II	–	–	–	–	75,000	–	75,000	6.81	29 May 2004 – 22 May 2005
Total:			16,870,000	–	–	(310,000)	300,000	(300,000)	16,560,000		

SHARE OPTIONS *(Continued)*

Notes:

1. Mr Thaddeus Thomas Beczak retired by rotation pursuant to the Bye-Laws of the Company. As Mr Beczak did not offer himself for re-election, he retired from his office as Director of the Company at the Annual General Meeting of the Company held on 30 May 2003. The options granted to Mr Beczak remain exercisable following his retirement as he is still an executive Director in several of the Company's subsidiaries and therefore, an Executive of the Group. Those options were re-classified to the category of "Continuous Contract Employees" during the period.

2. No options were cancelled under the New Option Scheme during the period.

Subsequent to 30 June 2003, options on 100,000 shares have lapsed under the New Option Scheme.

Pursuant to the terms of the Executive Option Scheme and the New Option Scheme, options on 7,016,701 shares and 680,000 shares respectively, have so far lapsed. As at the date of this report, the options outstanding aggregate to 24,727,845 shares and 16,460,000 shares under the Executive Option Scheme and the New Option Scheme, respectively.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2003, the interests and short positions of the Directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) (the "Associated Corporations") as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies ("Model Code") were as follows:

(a) Long positions in shares of the Company and Associated Corporations

Name of Company	Name of Director	Class of Shares	Number of Shares Held Personal Interests *(Note 1)*	Family Interests	Corporate Interests	Other Interests	Total	Percentage of Total Issued Share Capital of the Relevant Company
(i) The Company	Mr KUOK Khoon Loong, Edward	Ordinary	3,456	–	297,410	–	300,866	0.01%
	Mr YE Longfei	Ordinary	–	–	–	–	–	–
	Mr KUOK Khoon Ho	Ordinary	3,510	–	–	385,150 *(Note 2)*	388,660	0.02%
	Mr Giovanni ANGELINI	Ordinary	100,000	–	–	–	100,000	0.00%
	Mr LUI Man Shing	Ordinary	–	–	–	–	–	–
	Mr NG Si Fong, Alan	Ordinary	–	–	–	–	–	–
	Madam KUOK Oon Kwong	Ordinary	151,379	192,011 *(Note 3)*	–	–	343,390	0.02%
	Mr John David HAYDEN	Ordinary	–	–	–	–	–	–
	Mr HO Kian Guan	Ordinary	167,475	–	69,976,457 *(Notes 4 and 5)*	–	70,143,932	3.22%
	Mr LEE Yong Sun	Ordinary	–	–	–	–	–	–

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES *(Continued)*

(a) Long positions in shares of the Company and Associated Corporations *(Continued)*

Name of Company	Name of Director	Class of Shares	Number of Shares Held: Personal Interests *(Note 1)*	Family Interests	Corporate Interests	Other Interests	Total	Percentage of Total Issued Share Capital of the Relevant Company
(i) **The Company** *(Continued)*	Mr Alexander Reid HAMILTON	Ordinary	–	–	–	–	–	–
	Mr TOW Heng Tan	Ordinary	–	–	–	–	–	–
	Mr HO Kian Cheong (Alternate to Mr HO Kian Guan)	Ordinary	24,515	–	66,907,292 *(Note 4)*	–	66,931,807	3.07%
(ii) **Associated Corporation**								
Shangri-La Hotels (Malaysia) Berhad	Mr KUOK Khoon Ho	Ordinary	–	–	10,000 *(Note 6)*	–	10,000	0.00%
	Madam KUOK Oon Kwong	Ordinary	–	–	10,000 *(Note 6)*	–	10,000	0.00%
Shangri-La Hotel Public Company Limited	Mr LUI Man Shing	Ordinary	10,000	–	–	–	10,000	0.01%

Notes:

1. These shares were held by the relevant Directors as beneficial owners.

2. These shares were held by the relevant Director through a discretionary trust.

3. These shares were held by the spouse of the relevant Director.

4. 66,907,292 shares were held through companies which are controlled as to 33.33% by each of Mr HO Kian Guan and Mr HO Kian Cheong.

5. 3,069,165 shares were held through a company whose directors are accustomed to act in accordance with Mr HO Kian Guan's instruction.

6. These shares were held through a company which is owned as to 50% by each of Mr KUOK Khoon Ho and Madam KUOK Oon Kwong.

(b) Long positions in underlying shares of the Company and Associated Corporations

As at 30 June 2003, details of share options granted under the Executive Option Scheme and the New Option Scheme to the Directors/former Directors of the Company who held office during the period were stated in the previous section headed "Share Options" of this report.

Save as mentioned above, as at 30 June 2003, none of the Directors had any interests or short positions in the shares or underlying shares or debentures of the Company or any of its Associated Corporations which had been recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code.

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

As at 30 June 2003, the interests and short positions of those persons (other than the Directors) in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Long positions in shares of the Company

Name	Capacity in which Shares were Held	Number of Ordinary Shares Held	Percentage of Total Issued Share Capital of the Company
Kerry Group Limited ("KGL")	Interest of controlled corporations	987,306,500	45.30%
Kerry Holdings Limited ("KHL") *(Notes 1 and 2)*	Interest of controlled corporations	987,306,500	45.30%
Caninco Investments Limited ("Caninco") *(Notes 2 and 3)*	Beneficial owner	437,597,878	20.08%
Darmex Holdings Limited ("Darmex") *(Notes 2 and 3)*	Beneficial owner	218,425,226	10.02%
Temasek Holdings (Private) Limited ("Temasek")	Interest of a controlled corporation	166,284,498	7.63%
Cress Limited ("Cress") *(Note 4)*	Beneficial owner	166,284,498	7.63%
Templeton Global Advisors Ltd.	Investment manager	148,743,388	6.82%

Notes:

1. Out of KHL's interest in 987,306,500 shares, 961,549,085 shares were held through its wholly-owned subsidiaries (including Caninco and Darmex), 2,844,360 shares were held through a 43.85% owned associated company, 9,718,000 shares were held through a 38.10% owned associated company and 13,195,055 shares were held through a wholly-owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand, a 73.61% owned subsidiary of the Company.

2. These companies are wholly-owned subsidiaries of KGL, and their interests in the shares of the Company are included in the interests held by KGL.

3. These companies are wholly-owned subsidiaries of KHL, and their interests in the shares of the Company are included in the interests held by KHL.

4. Cress is a wholly-owned subsidiary of Temasek and its interest in the shares of the Company is included in the interest held by Temasek.

Save as mentioned above, as at 30 June 2003, the Company had not been notified of any interests and short positions in the shares and underlying shares of the Company which had been recorded in the register required to be kept under Section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities during the six months ended 30 June 2003.

CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 June 2003, in compliance with Appendix 14 of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange.

REMUNERATION COMMITTEE

A Remuneration Committee of the Board of Directors was set up on 17 October 1997 to review matters relating to the compensation and the incentives proposed for senior management and executive Directors of the Company. The Committee comprises three executive Directors and two non-executive Directors, one of them being independent. The current Committee members are Mr KUOK Khoon Loong, Edward, Mr YE Longfei, Mr KUOK Khoon Ho, Mr HO Kian Guan and Mr TOW Heng Tan.

AUDIT COMMITTEE

The Company set up an Audit Committee of the Board of Directors on 25 August 1998. The Committee comprises three non-executive Directors, two of them being independent. The Committee acts in accordance with written terms of reference. The current Committee members are Mr Alexander Reid HAMILTON, Mr HO Kian Guan and Mr TOW Heng Tan. The Committee reviewed the interim results before they were tabled for the Board's review and approval.

DIRECTOR

On 22 August 2003, Mr Roberto V. ONGPIN was appointed as a non-executive Director of the Company.

REGISTERS OF MEMBERS

The registers of members will be closed from Wednesday, 17 September 2003 to Friday, 19 September 2003, both dates inclusive. To qualify for the proposed interim dividend, all share transfers must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, for registration no later than 4:00 p.m. on Tuesday, 16 September 2003.

It is expected that the dividend warrants and/or certificates for the new shares to be issued pursuant to the scrip dividend scheme will be despatched to those entitled thereto on or about Tuesday, 18 November 2003.

On behalf of the Board of Directors



KUOK Khoon Loong, Edward
Chairman

Hong Kong, 22 August 2003

SHANGRI-LA ASIA LIMITED

(於百慕達註冊成立之有限公司)

香格里拉(亞洲)有限公司

二零零三年中期報告 INTERIM REPORT 2003

公司資料

二零零三年八月二十二日

董事會

執行董事
郭孔錀先生*（主席）*
叶龍蜚先生*（副主席）*
郭孔輔先生
Giovanni ANGELINI先生
雷孟成先生
吳士方先生

非執行董事
郭雯光女士
John David HAYDEN先生
何建源先生
李鏞新先生
Alexander Reid HAMILTON先生*
蘇慶贊先生*
Roberto V. ONGPIN先生
何建昌先生
（何建源先生之替任董事）

* *獨立非執行董事*

薪酬委員會

郭孔錀先生*（主席）*
叶龍蜚先生
郭孔輔先生
何建源先生
蘇慶贊先生

審核委員會

Alexander Reid HAMILTON先生*（主席）*
何建源先生
蘇慶贊先生

公司秘書

高秀麗女士

核數師

羅兵咸永道會計師事務所
執業會計師
香港
中環
太子大廈
22樓

總辦事處及主要營業地點

香港
中區
添美道1號
中信大廈
21樓

香港股份過戶登記分處

雅柏勤證券登記有限公司
香港
灣仔
告士打道56號
東亞銀行港灣中心地下

公司網址

http://www.shangri-la.com

財務資料

http://www.ir.shangri-la.com

香格里拉(亞洲)有限公司(「本公司」)之董事會謹此公佈本公司及其附屬公司(「本集團」)與其聯營公司截至二零零三年六月三十日止六個月之未經審核中期業績。此業績已由本公司之核數師羅兵咸永道會計師事務所按照香港核數準則第700號「審閱中期財務報告的委聘」作出審閱，並經由董事會之審核委員會審閱。核數師之審閱報告載於第3頁。

由於採納由二零零三年一月一日起生效之經修訂之香港會計實務準則第12號「所得税」導致有關遞延税項之會計政策出現變動，上年度之財務報表經已重列。因此，用作比較之上一個財政年度之數字均為重列後之數字。

截至二零零三年六月三十日止六個月之股東應佔綜合溢利為5,600,000美元(每股0.26美仙)，而上年度同期則為47,900,000美元(每股2.20美仙)。

於二零零三年六月三十日之綜合資產淨值為2,557,000,000美元(每股1.17美元)，於二零零二年十二月三十一日則為2,558,000,000美元(每股1.17美元)。於二零零三年六月三十日，本集團之貸款淨額(銀行貸款、透支及其他借貸總額減現金及銀行結餘)與股東資金比率(「資本負債比率」)為41.1%，於二零零二年十二月三十一日則為39.6%。

董事會已宣佈派發二零零三年之中期股息每股現金**6港仙**(二零零二年：每股7港仙)，將於二零零三年十一月十八日(星期二)派發予在二零零三年九月十九日(星期五)名列本公司股東名冊內之股東，並賦予合資格之股東以股代息選擇權利，以選擇收取入賬列作已繳足股款之新股代替現金收取全部或部份中期股息。

一份載有以股代息計劃詳情之通函連同選擇表格將於二零零三年十月三日(星期五)或相近日子寄發予有關之股東。以股代息計劃須待(a)據此將予發行之新股之發行價格不得少於本公司每股股份之面值；及(b)香港聯合交易所有限公司(「香港聯交所」)及新加坡證券交易所有限公司批准據此將予發行之新股上市及買賣後，方可作實。倘在極不可能情況下，有任何條件未能達成，股東將全數以現金收取二零零三年中期股息。

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈二十二樓
電話 (852) 2289 8888
傳真 (852) 2810 9888

獨立審閱報告
致香格里拉(亞洲)有限公司董事會
(於百慕達註冊成立之有限公司)

引言

本所已按　貴公司指示，審閱第4至15頁所載的中期財務報告。

董事及核數師各自之責任

香港聯合交易所有限公司證券上市規則規定，上市公司之中期財務報告的編制須符合香港會計師公會頒佈的會計實務準則第25號「中期財務報告」及其相關規定。董事須對中期財務報告負責，而該報告亦已經董事會批准。

本所之責任是根據審閱之結果，對中期財務報告出具獨立結論，並按照雙方所協定的應聘書條款僅向整體董事會報告，除此之外本報告別無其他目的。本所不會就本報告的內容向任何其他人士負上或承擔任何責任。

已執行的審閱工作

本所已按照香港會計師公會所頒佈的核數準則第700號「審閱中期財務報告的委聘」進行審閱工作。審閱工作主要包括向集團管理層作出查詢，及對中期財務報告進行分析程序，然後根據結果評估　貴公司之會計政策及呈報方式是否貫徹應用(惟已另作披露則除外)。審閱工作並不包括監控測試及核證資產、負債及交易等審計程序。由於審閱的範圍遠較審計為小，故所提供的保證程度較審計為低。因此，本所不會對中期財務報告發表審計意見。

審閱結論

按照本所審閱的結果，但此審閱並不作為審計之一部份，本所並無發現任何須在截至二零零三年六月三十日止六個月的中期財務報告作出重大修訂之事項。

羅兵咸永道會計師事務所
執業會計師

香港，二零零三年八月二十二日

簡明綜合損益賬(未經審核)

	附註	截至六月三十日止六個月 二零零三年 千美元	重列 二零零二年 千美元
營業額		**221,978**	290,206
銷售成本		**(102,014)**	(117,616)
毛利		**119,964**	172,590
其他收入		**12,529**	7,972
市場推廣開支		**(10,451)**	(12,315)
行政開支		**(22,588)**	(24,929)
其他經營開支		**(64,113)**	(64,804)
未計融資費用前之經營溢利		**35,341**	78,514
融資費用		**(23,232)**	(21,080)
經營溢利	*3*	**12,109**	57,434
應佔聯營公司業績		**15,718**	21,688
除税前溢利		**27,827**	79,122
税項	*4*	**(20,653)**	(25,209)
除税後溢利		**7,174**	53,913
少數股東權益		**(1,575)**	(5,985)
股東應佔溢利		**5,599**	47,928
中期股息		**16,767**	19,534
每股基本盈利	*5*	**0.26**美仙	2.20美仙
每股攤薄盈利	*5*	不適用	不適用

簡明綜合資產負債表(未經審核)

	附註	二零零三年 六月三十日 千美元	重列 二零零二年 十二月三十一日 千美元
非流動資產			
固定資產	6	**3,628,905**	3,605,066
負商譽		**(119,056)**	(122,085)
聯營公司		**717,428**	724,774
長期投資		**1,837**	1,892
		4,229,114	4,209,647
流動資產			
存貨		**15,680**	15,699
應收賬項、預付款項及訂金	7	**58,445**	61,713
聯營公司之欠款		**93,813**	89,076
少數股東之欠款		**15,188**	15,195
其他投資		**46,623**	37,491
現金及銀行結存		**112,543**	127,261
		342,292	346,435
流動負債			
應付賬項及應計項目	8	**113,628**	131,613
欠少數股東之款項		**4,643**	4,753
税項		**2,052**	4,905
銀行貸款及透支		**170,062**	130,099
		290,385	271,370
流動資產淨額		**51,907**	75,065
總資產減流動負債		**4,281,021**	4,284,712
資金來源:			
股本	9	**281,788**	281,788
儲備		**2,030,075**	2,036,257
保留溢利	10	**228,373**	239,541
擬派股息		**16,767**	—
股東資金		**2,557,003**	2,557,586
少數股東權益及貸款		**385,447**	383,298
		2,942,450	2,940,884
非流動負債			
銀行貸款及其他借貸		**994,153**	1,010,869
遞延税項		**344,418**	332,959
		4,281,021	4,284,712

簡明綜合現金流量表(未經審核)

	截至六月三十日止六個月	
	二零零三年	二零零二年
	千美元	千美元
經營活動之現金流入淨額	**5,005**	53,502
投資活動使用之現金淨額	**(43,049)**	(1,827)
融資活動之現金流入／(使用)淨額	**21,366**	(49,113)
現金及現金等價物之(減少)／增加	**(16,678)**	2,562
於一月一日之現金及現金等價物	**126,723**	103,392
於六月三十日之現金及現金等價物	**110,045**	105,954
現金及現金等價物結餘分析：		
銀行結存及現金	**112,543**	106,618
銀行透支	**(2,498)**	(664)
	110,045	105,954

簡明綜合權益變動表(未經審核)

	股本 千美元	股份溢價 千美元	繳入盈餘 千美元	股本贖回儲備 千美元	酒店物業重估儲備 千美元	佔聯營公司之重估儲備 酒店物業 千美元	佔聯營公司之重估儲備 投資物業 千美元	外滙變動儲備 千美元	資本儲備 千美元	其他儲備 千美元	保留溢利 千美元	總額 千美元
於二零零三年一月一日(先前列報)	281,788	531,976	389,741	10,666	536,682	66,951	175,733	(161,136)	601,490	1,057	457,258	2,892,206
會計政策變動												
一入賬列作遞延税項負債淨額之額外撥備(附註1)	–	–	–	–	(62,448)	(13,152)	(41,303)	–	–	–	(138,100)	(255,003)
一負商譽攤銷撥回(附註1)	–	–	–	–	–	–	–	–	–	–	(79,617)	(79,617)
於二零零三年一月一日(重列)	281,788	531,976	389,741	10,666	474,234	53,799	134,430	(161,136)	601,490	1,057	239,541	2,557,586
重估虧損減遞延税項負債之淨額	–	–	–	–	–	–	(7,445)	–	–	–	–	(7,445)
匯兑差額(附註11)	–	–	–	–	–	–	–	1,263	–	–	–	1,263
未於損益賬內確認之收益/(虧損)淨額	–	–	–	–	–	–	(7,445)	1,263	–	–	–	(6,182)
期內溢利	–	–	–	–	–	–	–	–	–	–	5,599	5,599
於二零零三年六月三十日	**281,788**	**531,976**	**389,741**	**10,666**	**474,234**	**53,799**	**126,985**	**(159,873)**	**601,490**	**1,057**	**245,140**	**2,557,003**
於二零零二年一月一日(先前列報)	281,406	530,725	389,741	10,441	563,947	95,797	182,197	(182,119)	601,490	557	406,555	2,880,737
會計政策變動												
一入賬列作遞延税項負債淨額之額外撥備(附註1)	–	–	–	–	(64,465)	(21,239)	(46,787)	–	–	–	(120,815)	(253,306)
一負商譽攤銷撥回(附註1)	–	–	–	–	–	–	–	–	–	–	(68,287)	(68,287)
於二零零二年一月一日(重列)	281,406	530,725	389,741	10,441	499,482	74,558	135,410	(182,119)	601,490	557	217,453	2,559,144
出售一家附屬公司部份權益時轉撥至保留溢利之儲備	–	–	–	–	(205)	–	–	–	–	–	205	–
匯兑差額(附註11)	–	–	–	–	–	–	–	38,523	–	–	–	38,523
未於損益賬確認之收益/(虧損)淨額	–	–	–	–	(205)	–	–	38,523	–	–	205	38,523
期內溢利(先前列報)	–	–	–	–	–	–	–	–	–	–	62,078	62,078
會計政策變動												
一入賬列作遞延税項負債淨額之額外撥備(附註1)	–	–	–	–	–	–	–	–	–	–	(8,485)	(8,485)
一負商譽攤銷撥回(附註1)	–	–	–	–	–	–	–	–	–	–	(5,665)	(5,665)
期內溢利(重列)	–	–	–	–	–	–	–	–	–	–	47,928	47,928
已付二零零一年末期股息	–	–	–	–	–	–	–	–	–	–	(22,325)	(22,325)
出售一家附屬公司部份權益時已實現之儲備	–	–	–	–	–	–	(27)	–	–	–	–	(27)
二零零二年六月三十日	281,406	530,725	389,741	10,441	499,277	74,558	135,383	(143,596)	601,490	557	243,261	2,623,243

簡明綜合賬目附註

1. 主要會計政策及編製基準

未經審核簡明綜合賬目乃根據由香港會計師公會(「會計師公會」)頒佈之香港會計實務準則(「會計準則」)第25號「中期財務報告」而編製。此等簡明賬目須與二零零二年之全年財務報表一併閱讀。編製此等簡明賬目所採用之會計政策及計算方法與截至二零零二年十二月三十一日止年度之全年賬目所採用者一致，惟本集團在採納下述由會計師公會頒佈，自二零零三年一月一日起或以後會計期間生效之經修訂之會計準則第12號後，已對其一項會計政策作出變動。若干比較數字已重列以符合本期間之編製。

會計準則第12號「所得稅」

根據經修訂之會計準則第12號，遞延稅項採用負債法就資產負債之稅基與它們在財務報表之賬面值兩者之暫時差異作全數撥備。暫時差異主要來自固定資產之折舊、若干非流動資產之價值重估；而就收購而言，則涉及所購入淨資產之公平值與其稅基之差額。遞延稅項採用在結算日前已頒佈或實質頒佈之稅率釐定。

遞延稅項資產乃就有可能將未來應課稅溢利與可動用之暫時差異抵銷而確認。

遞延稅項乃就附屬公司、聯營公司及合營企業投資產生之暫時差異而撥備，但假若可以控制暫時差異之撥回，並有可能在可預見未來不會撥回則除外。

往年度，遞延稅項乃因應就課稅而計算之盈利與賬目所示之盈利兩者間之時間差，根據預期於可預見將來支付或可收回之負債及資產而按現行稅率計算。採納經修訂之會計準則第12號構成會計政策之變動並已追溯應用，故比較數字已重列以符合經修訂之政策。

會計政策變動影響概要：

借方／(貸方)	酒店物業重估儲備 千美元	佔聯營公司之重估儲備 酒店物業 千美元	佔聯營公司之重估儲備 投資物業 千美元	保留溢利 千美元	負商譽 千美元	遞延稅項 千美元	少數股東權益 千美元	於聯營公司之權益 千美元
於二零零二年一月一日之累計影響								
—遞延稅項負債淨額之額外撥備	64,465	21,239	46,787	120,815	–	(141,591)	21,501	(133,216)
—因重列於收購附屬公司及聯營公司當日之遞延稅項負債所導致之負商譽減少	–	–	–	–	169,950	(169,950)	–	–
—負商譽攤銷撥回	–	–	–	68,287	(68,287)	–	–	–
	64,465	21,239	46,787	189,102	101,663	(311,541)	21,501	(133,216)
截至二零零二年十二月三十一日止年度之影響								
—遞延稅項負債淨額之(撥回)／額外撥備	(2,017)	(8,087)	(5,484)	17,285	–	(9,199)	1,411	6,091
—負商譽攤銷撥回	–	–	–	11,330	(11,330)	–	–	–
	(2,017)	(8,087)	(5,484)	28,615	(11,330)	(9,199)	1,411	6,091
於二零零二年十二月三十一日之累計影響	62,448	13,152	41,303	217,717	90,333	(320,740)	22,912	(127,125)

截至二零零二年六月三十日止六個月，於損益賬內扣除已計入少數股東權益後之遞延稅項負債淨額之額外撥備金額及撥回之負商譽攤銷金額分別為8,485,000美元及5,665,000美元。

2. 分部報告

主要報告形式－地區分部

本集團於全球範圍之經營可劃分為六個主要區域：

香港	－	擁有、營運及管理酒店
中國國內	－	擁有、營運及管理酒店
	－	擁有及出租辦公室、商舖及服務式公寓
菲律賓	－	擁有、營運及管理酒店
新加坡	－	擁有、營運及管理酒店
	－	擁有及出租辦公室、商舖及服務式公寓
泰國	－	擁有、營運及管理酒店
	－	擁有及出租辦公室及商舖
馬來西亞	－	擁有、營運及管理酒店、擁有及營運高爾夫球會所
	－	擁有及出租辦公室、商舖及服務式公寓
其他國家	－	擁有、營運及管理酒店

次要報告形式－業務分部

本集團於全球範圍之組織可劃分為三個主要業務分部：

酒店營運	－	擁有及經營酒店業務
酒店管理	－	提供酒店管理及相關服務
物業租賃	－	擁有以及出租辦公室、商舖及服務式公寓

期內本集團按資產所在地呈列之地區分部收益及業績分析如下：

分部收益及業績(*百萬美元*)
截至二零零三年六月三十日止六個月(未經審核)

	香港	中華人民共和國 中國國內	菲律賓	新加坡	泰國	馬來西亞	其他	抵銷	集團
營業額									
對外銷售	43.6	60.1	32.2	31.9	14.3	28.3	11.6	–	222.0
內部分部間銷售	1.1	3.2	1.6	0.7	0.7	0.7	0.3	(8.3)	–
合計	44.7	63.3	33.8	32.6	15.0	29.0	11.9	(8.3)	222.0
業績									
分部業績	(7.2)	15.6	6.2	(2.4)	5.0	2.6	2.7	–	22.5
利息收入									1.4
股息收入									0.8
其他投資之 未實現收益淨額									9.4
未分配企業支出									(1.8)
負商譽攤銷									3.0
未計融資費用前 之經營溢利									35.3
融資費用									(23.2)
經營溢利									12.1
應佔聯營公司業績	–	15.2	–	0.3	–	(0.3)	0.5	–	15.7
稅項									(20.6)
少數股東權益									(1.6)
股東應佔溢利									5.6

2. 分部報告*(續)*

分部收益及業績(*百萬美元*)
截至二零零二年六月三十日止六個月(未經審核)

	香港	中華人民共和國 中國國內	菲律賓	新加坡	泰國	馬來西亞	其他	抵銷	集團
營業額									
對外銷售	70.2	85.0	35.5	42.8	17.1	27.2	12.4	–	290.2
內部分部間銷售	2.1	4.3	2.0	1.1	0.9	0.9	0.3	(11.6)	–
合計	72.3	89.3	37.5	43.9	18.0	28.1	12.7	(11.6)	290.2
業績									
分部業績	12.2	27.4	9.3	11.5	7.4	1.1	2.7	–	71.6
利息收入									1.9
股息收入									0.9
其他投資之已實現收益淨額									1.1
其他投資之未實現收益淨額									3.8
未分配企業支出									(2.7)
負商譽攤銷									2.7
出售一家附屬公司部分權益之虧損									(0.8)
未計融資費用前之經營溢利									78.5
融資費用									(21.1)
經營溢利									57.4
應佔聯營公司業績	–	19.5	–	1.3	–	0.3	0.6	–	21.7
税項									(25.2)
少數股東權益									(6.0)
股東應佔溢利									47.9

股東應佔溢利對賬
截至二零零二年六月三十日止六個月

股東應佔溢利(先前列報)	62.1
根據經修訂之會計準則第12號之要求對因重列收購附屬公司及聯營公司時之遞延税項負債之公平值所產生之負商譽攤銷作出之調整	(5.7)
根據經修訂之會計準則第12號之要求對計入少數股東權益後之遞延税項負債淨額作出之額外撥備之調整	(8.5)
股東應佔溢利(重列)	47.9

2. **分部報告**(*續*)

期內本集團按業務分部呈列之營業額及業績分析如下：

	截至六月三十日止六個月			
	二零零三年		二零零二年	
	營業額	**分部業績**	營業額	分部業績
	百萬美元	***百萬美元***	*百萬美元*	*百萬美元*
酒店營運				
一房租	**100.6**		140.7	
一餐飲銷售	**92.4**		113.6	
一提供配套服務	**18.0**		24.1	
	211.0	**21.5**	278.4	64.8
酒店管理及相關服務費用	**11.5**	**(1.0)**	16.1	4.4
物業租金	**7.8**	**2.0**	7.3	2.4
抵銷	**(8.3)**	**—**	(11.6)	—
	222.0	**22.5**	290.2	71.6

3. **經營溢利**

	未經審核	
	截至六月三十日止六個月	
		重列
	二零零三年	二零零二年
	千美元	*千美元*
經營溢利已計入及扣除下列各項：		
計入		
利息收入	**1,402**	1,902
其他投資之股息收入	**796**	854
負商譽攤銷	**3,026**	2,750
其他投資之已實現收益淨額	**27**	1,069
其他投資之未實現收益淨額	**9,418**	3,824
扣除		
固定資產折舊	**17,385**	23,208
因物業裝修而棄置之固定資產	**8,682**	—
營運中已售或消耗之存貨成本	**29,249**	34,402
員工成本	**74,283**	81,005
出售一家附屬公司部份權益之虧損	**—**	795
融資費用總額	**23,918**	21,657
減：資本化金額	**(686)**	(577)
融資費用淨額	**23,232**	21,080

4. 税項

	未經審核 截至六月三十日止六個月 二零零三年 千美元	重列 二零零二年 千美元
香港利得税		
一本期間撥備	**216**	3,520
一遞延	**1,901**	594
香港以外地區之税項		
一本期間撥備	**3,502**	7,070
一遞延	**9,077**	5,930
應佔聯營公司税項	**5,957**	8,095
	20,653	25,209

(a) 香港利得税乃按本集團屬下在香港經營之公司之估計應課税溢利按17.5%(二零零二年:16%)税率作出撥備。

(b) 香港以外地區之税項(包括一家附屬公司所派發之股息而已付之預扣税)乃按本集團屬下在香港以外地區經營之公司之估計應課税溢利按適用之税率作出撥備。

(c) 應佔聯營公司税項指應佔以估計應課税溢利按適用税率作出撥備之海外税項。

(d) 誠如上文附註1所披露,遞延税項乃按現行税率計算。

5. 每股盈利

(a) 每股基本盈利0.26美仙(二零零二年(重列):2.20美仙)乃根據股東應佔溢利5,599,000美元(二零零二年(重列):47,928,000美元)及期內已發行股份之加權平均數2,179,656,182股(二零零二年:2,176,659,912股)計算。

(b) 由於本公司所授出之購股權並無攤薄影響,故經攤薄後每股盈利與每股基本盈利相同。

6. 固定資產

截至二零零三年六月三十日止六個月之固定資產成本增加總額包括發展中物業開支為50,734,000美元。因物業裝修而棄置之固定資產賬面淨值為8,784,000美元,錄得之虧損為8,682,000美元。本集團亦於期內出售賬面淨值1,197,000美元之固定資產,並錄得640,000美元之出售虧損。

7. 應收賬項、預付款項及訂金

應收客戶賬項之賬齡分析如下:

	未經審核 二零零三年 六月三十日 千美元	經審核 二零零二年 十二月三十一日 千美元
0-3個月	**17,519**	28,634
4-6個月	**1,032**	1,239
6個月以上	**976**	531
	19,527	30,404

本集團設有一套既定之信貸政策。一般信貸期為30日。

8. 應付賬項及應計項目

應付供貨客戶之賬齡分析如下：

	未經審核 二零零三年 六月三十日 千美元	經審核 二零零二年 十二月三十一日 千美元
應付賬款於未來：		
0－3個月	**16,094**	22,765
4－6個月	**706**	429
6個月以上	**1,158**	1,614
	17,958	24,808

9. 股本

法定及已發行股本於期內並無任何變動。於二零零三年六月三十日，每股面值1港元之法定及已發行普通股股份分別維持於5,000,000,000股及2,179,656,182股。

10. 保留溢利

鑒於在香港、中國國內及東南亞其他國家爆發嚴重急性呼吸系統綜合症對本集團於二零零三年首六個月之業績造成不利影響，本公司董事會於二零零三年五月二十一日舉行之董事會會議中議決更改其於二零零三年三月二十一日所提出關於派發截至二零零二年十二月三十一日止年度之末期股息每股5港仙(股東可選擇以股代息)之建議，並建議於該期間不宣派末期股息。因此，先前於本公司二零零二年年報所載於二零零二年十二月三十一日之經審核綜合資產負債表內所披露為數13,972,000美元之擬派股息，於本中期報告所載於二零零二年十二月三十一日之經重列綜合資產負債表內已重新分類為部份保留溢利。

11. 換算時產生之滙兌差額

有關1,263,000美元(二零零二年：38,523,000美元)之款額為外滙變動儲備在期間內之變動。海外附屬公司及聯營公司之賬目按資產負債表結算日之滙率換算為美元。因該換算而產生之滙兌差額均直接撥入外滙變動儲備內。

本集團在貨幣風險方面具有經濟對沖措施，因集團於中國國內、菲律賓、泰國及印尼之大部份酒店住房收入及於中國國內之投資物業收入均以美元為訂價單位。此外，該等收入及在該等國家(不包括現時實行外滙管制政策之泰國、中國國內及菲律賓)之其他酒店收入均在實現時在可行之情況下盡量即時兌換為美元。位於香港、新加坡及馬來西亞之酒店及物業之收入均以當地之貨幣為單位。

有關本集團庫務政策之詳情載列於「庫務政策」一節內。

12. 有關連人士交易

	未經審核 截至六月三十日止六個月 二零零三年 千美元	 二零零二年 千美元
(a) 與郭氏集團旗下公司之交易		
收取酒店管理與相關服務及專利費用	**914**	889
付還辦公室開支	**516**	672
支付辦公室租金、行政及相關費用	**265**	267
支付酒店地租	**729**	867
支付保險費、貨倉及運輸租金	**865**	753
支付翻新工程服務費及付還員工成本	**49**	133
收取洗衣服務費	**302**	375
(b) 與聯營公司之交易		
收取酒店管理與相關服務及專利費用	**1,255**	2,273

12. **有關連人士交易**(*續*)

		二零零三年 六月三十日 *千美元*	二零零二年 十二月三十一日 *千美元*
(c)	**向郭氏集團旗下公司提供之財務資助**		
	給予一家被投資公司之貸款結餘	**1,560**	1,640
	給予一家聯營公司之貸款結餘	**30,456**	30,631
(d)	**由郭氏集團旗下公司提供之財務資助**		
	給予附屬公司之貸款結餘	**16,217**	16,256
(e)	**向一家聯營公司提供之財務資助**		
	給予一家聯營公司之貸款結餘	**9,735**	9,735

期內該等交易之條款並無重大變動。

除上文所述及下文附註13(a)(ii)所述者外,概無其他資料須根據會計準則第25號作出披露。

13. **或然負債及資產抵押**

(a) **或然負債**

於二零零三年六月三十日,本集團及本公司之或然負債如下:

(i) 本公司就若干附屬公司所獲取之銀行信貸與銀行簽訂按比例之擔保。本公司為該等附屬公司所擔保之有關貸款之已動用數額(亦即本公司於二零零三年六月三十日之財務風險)計為951,288,000美元(二零零二年十二月三十一日:943,729,000美元)。本公司於二零零二年十二月三十一日就一家聯營公司所獲取之銀行信貸與銀行簽訂之29,759,000美元之擔保,已於悉數償還貸款後取消。

(ii) 本集團就若干聯營公司所獲取之銀行信貸與銀行簽訂擔保。本集團為該等聯營公司所擔保之有關貸款之已動用數額於二零零三年六月三十日計為19,034,000美元(二零零二年十二月三十一日:44,764,000美元)。

(iii) 本集團就期內訂立之一份管理合約項下酒店之財務表現與該間位於悉尼之酒店之擁有人簽訂表現擔保。有關擔保項下之責任所涉及之累積金額最高為10,000,000澳元。

(b) **資產抵押**

於二零零三年六月三十日,一家附屬公司之12,414,000美元(二零零二年十二月三十一日:12,371,000美元)之銀行貸款及銀行信貸乃由該附屬公司賬面淨值合共為56,985,000美元(二零零二年十二月三十一日:57,537,000美元)之酒店物業及其他固定資產及合共為2,849,000美元(二零零二年十二月三十一日:2,917,000美元)之其他資產作為抵押。一家附屬公司之4,201,000美元(二零零二年十二月三十一日:5,075,000美元)之銀行貸款乃由該附屬公司賬面淨值合共8,374,000美元(二零零二年十二月三十一日:8,628,000美元)之其他投資作為抵押。

除上述者外,於二零零三年六月三十日,本集團或本公司概無任何重大或然負債或資產抵押。

14. **資本開支之承擔**

本集團就酒店及相關物業發展及翻新項目之承擔約達:

	未經審核 二零零三年 六月三十日 千美元	經審核 二零零二年 十二月三十一日 千美元
已訂約但未撥備	**104,870**	86,958
已獲董事會授權但未訂約	**353,833**	354,612
	458,703	441,570

15. **結算日後事項**

於二零零三年七月四日，一份400,000,000美元之銀團貸款協議項下尚未提取之215,000,000美元信貸經已屆滿。於本報告日期，本集團之一家全資附屬公司已訂立總額1,600,000,000港元之新五年期無抵押銀行貸款協議，以應付其資金所需。此等新雙邊貸款之總括成本介乎香港銀行同業拆息加50至55個基點。

業務回顧

(與去年同期業績比較)

收入

酒店營運

二零零三年上半年業績因香港、中國國內及東南亞其他國家爆發嚴重急性呼吸系統綜合症(「SARS」)而受到重大不利影響。

於二零零三年第一季，儘管伊拉克戰事對長途旅遊造成影響，惟本集團之酒店業務在客房收益(「每房收入」)卻輕微超越去年之實際數字。三月底爆發SARS，導致大部份東南亞地區整體之旅客數量及酒店入住率下降至前所未見之水平。隨著世界衛生組織(「世衛」)逐步解除對受到SARS影響之城市／國家發出之旅遊警告，情況才得以逐漸改善。因此，於二零零三年上半年，本集團旗下各酒店之業績均受到嚴重影響。

主要業績指標如下：

	二零零三年 加權平均			二零零二年 加權平均		
國家	**入住率 (%)**	**暫住客房價 (美元)**	**每房收入 (美元)**	入住率 (%)	暫住客房價 (美元)	每房收入 (美元)
中華人民共和國						
香港	**35**	**189**	**88**	70	182	123
中國國內	**44**	**81**	**36**	65	84	56
菲律賓	**55**	**88**	**48**	56	94	58
新加坡	**47**	**104**	**53**	69	109	74
泰國	**47**	**106**	**54**	60	97	69
馬來西亞	**47**	**60**	**31**	53	56	29
斐濟	**53**	**88**	**46**	67	70	47
印尼	**35**	**91**	**27**	37	100	32
緬甸	**33**	**37**	**12**	42	31	12

附註： 計算在翻新工程中酒店之每房收入時已扣除正進行翻新房間之數目。

除了SARS之負面影響外，菲律賓酒店之需求亦因長期保安問題以及投資環境欠明朗而持續疲弱。同時，印尼及仰光的酒店業務因受到該等國家之政治及經濟問題困擾而持續蒙受損失。

為應付前所未見之市場情況，管理層迅速採取行動減少開支(特別是薪金及工資以及酌情費用)、保留現金資源並維持充足之銀行信貸以履行資本承擔及應付營運資金需求。為吸引酒店住宿，本集團亦於六月底聯同各大航空公司積極推出價格優惠之市場推廣活動。隨著航機班次逐漸回復正常，本集團酒店之房間入住率整體步入正軌。

業務回顧 *(續)*
(與去年同期業績比較)

收入 *(續)*

酒店管理

由於酒店業績未如理想，本集團之酒店管理部未計綜合調整前之收入下跌27%。因此，期間錄得未計綜合調整前經營虧損1,600,000美元，而去年則錄得溢利3,700,000美元。

投資物業

本集團之主要投資物業位於上海和北京，並由聯營公司擁有。期間該兩城市之商業及辦公室樓面之整體收益率均錄得增長，增幅由中國國際貿易中心(「國貿中心」)第一期及上海商城之11%至國貿中心第二期之25%。上海嘉里中心之辦公室樓面之收益率錄得27%增長，而其他物業之收益率亦錄得介乎1%至6%之溫和增長。除國貿中心錄得86%之租用率外，該兩城市之商業及辦公室樓面之加權平均租用率均超逾90%。然而，由於北京及上海之服務式公寓之供應出現競爭，導致該兩城市之加權平均收益率分別下跌3%及1%。

大連世紀大廈之服務式公寓之收益率錄得12%之增長，租用率增至55%。

新加坡服務式公寓之加權平均收益率增加3%。全部租出商業樓面之收益率錄得6%增長，而辦公室樓面之收益率則錄得17%之跌幅。

在吉隆坡，辦公室樓面及服務式公寓之收益率均下跌8%，惟商業樓面之收益率則增加3%。於曼谷之辦公室樓面之收益率錄得3%之跌幅。

綜合溢利

股東應佔綜合溢利由去年之47,900,000美元大幅下降至5,600,000美元，主要因爆發SARS對本集團酒店之業績造成負面影響所致。業績亦因新加坡香格里拉大酒店Valley Wing進行大型翻新工程撇除8,700,000美元之固定資產剩餘價值而受影響。

業務回顧*(續)*
(與去年同期業績比較)

綜合資產淨值及資本負債比率

誠如於簡明綜合權益變動表所披露，由於採納經修訂之會計準則第12號(詳見簡明綜合賬目附註1)，本集團於二零零二年十二月三十一日之資產淨值已因記錄增加之遞延稅項負債320,700,000美元重列於二零零二年十二月三十一日之賬目內而削減。遞延稅項負債大幅增加，乃由於為所有暫時差異採用全數撥備基準而非只為可預見將來逆轉之時差採用部份撥備基準所致。額外撥備之大部份金額涉及因固定資產折舊及酒店與投資物業重估所造成全數暫時差異之影響。本集團相信大部份撥備將不會在可預見將來實現，故此不會對本集團之經營現金流量造成重大負擔，理由為：

1. 預期因固定資產折舊所造成之暫時差異不會於可預見將來逆轉；及

2. 因管理層擬長期經營酒店及投資物業，故有關因重估而產生盈餘之暫時差異將不會實現。

資本負債比率倒退乃因調整本集團資產淨值而產生之會計影響所致。

公司債務及財務狀況

本集團已履行其貸款協議項下之所有契約。

於二零零三年六月三十日之未償還貸款分析如下：

	於二零零三年六月三十日已訂約之借貸之到期日				
			償還期		
(百萬美元)	一年內	第二年	第三年至第五年	五年後	總額
無抵押					
公司銀行貸款	—	—	874.8	38.4	913.2
項目銀行貸款及透支	164.0	27.5	22.7	2.2	216.4
浮息票據	—	17.2	—	—	17.2
	164.0	44.7	897.5	40.6	1,146.8
有抵押					
項目銀行貸款及透支	6.0	—	11.4	—	17.4
貸款總額	170.0	44.7	908.9	40.6	1,164.2
未提取但已承諾之信貸					
銀行貸款及透支	281.0	2.9	26.7	32.6	343.2

附註： 未提取但已承諾之信貸結餘包括已於二零零三年七月屆滿之215,000,000美元信貸，但並未包括於二零零三年六月三十日之後獲承諾之1,600,000,000港元新五年期信貸。

公司債務及財務狀況*(續)*

於二零零三年六月三十日之貸款與現金及銀行結餘之貨幣組合如下：

(百萬美元)	貸款	現金及銀行結餘
港元	923.5	11.6
新加坡元	147.5	1.7
馬元	50.2	0.8
人民幣	33.8	17.4
美元	9.1	53.7
泰銖	0.1	10.2
菲律賓披索	–	8.3
斐濟元	–	8.6
其他貨幣	–	0.2
	1,164.2	112.5

港元、新加坡元、馬元、美元及泰銖之貸款利率分別按香港銀行同業拆息、掉期利率／貨幣市場利率、資金成本、新加坡銀行同業拆息及最低透支利率之不同利率加差價計算。人民幣貸款利率按中國人民銀行不時所頒佈之利率釐定。

於二零零三年六月三十日，在本集團之現金及銀行結餘中，其中99,000,000美元(二零零二年十二月三十一日：79,900,000美元)乃存置於中國國內、馬來西亞、泰國、菲律賓及緬甸。自該等國家匯出款項須受該等國家政府頒佈之外匯管制條例及規則所限。

庫務政策

本集團所遵循之庫務政策旨在：

(a) 盡量減低利息成本

本集團於貸款再融資及貸款商議過程中，以及確保業務營運所得盈餘資金撥予公司庫務部從而降低債務承擔而實現此項目的。本集團決定不提取一項附帶較高利息之400,000,000美元貸款協議內已於二零零三年七月初屆滿之215,000,000美元未提取信貸。於二零零三年七月，本集團與個別銀行簽訂合共1,100,000,000港元五年期無抵押雙邊港元貸款協議。於二零零三年八月，本集團再簽訂另外一項金額為500,000,000港元五年期無抵押雙邊港元貸款協議。本集團亦已透過訂立香港銀行同業拆息利率掉期合約，藉以對沖中期之利率風險。於二零零三年六月三十日，本集團已簽訂本金總額為4,916,000,000港元之三年期合約，以及本金總額為500,000,000港元之四年期合約，固定息率介乎年息3.735%至5.74%之間。利息保障期直至二零零六年十二月止。

(b) 盡量減低貨幣風險

本集團嘗試將其貸款組合內各種貨幣與本集團在不同國家之投資及收入之貨幣組合掛鈎。除卻實施外匯管制之國家外，會盡量將各項收入以全數於實現時即時兑換為美元。於本期間內，位於中國國內之附屬公司取得總額達人民幣390,000,000元之新銀行貸款信貸，作為項目發展之資金及應付營運資金之需要。

庫務政策*(續)*

(b) 盡量減低貨幣風險*(續)*

經考慮所涉及之貨幣風險及取得有關保障之成本後，本集團認為不適宜透過遠期外匯合約就貨幣風險進行大量對沖。

其他投資

於二零零三年六月三十日，本集團之投資組合市值為46,600,000美元，其中包括一項未計少數股東權益前之未實現收益9,400,000美元（計入少數股東權益後為9,500,000美元）。投資組合內包括市值為8,400,000美元之13,195,055股本公司普通股股份（「該等香格里拉亞洲股份」），該等香格里拉亞洲股份由本集團其中一家主要附屬公司泰國Shangri-La Hotel Public Company Limited（「SHPCL」）之一家全資附屬公司持有，SHPCL乃在泰國證券交易所上市。該等香格里拉亞洲股份為該SHPCL之全資附屬公司在本公司於一九九九年年底購入其控股權益前持有。本公司已承諾致力促使SHPCL按市場情況出售全部該等香格里拉亞洲股份予獨立於郭氏集團之人士。投資組合內亦包括20,602,589股嘉里建設有限公司普通股股份。該等股份於二零零三年六月三十日之市值為23,800,000美元。

新項目及翻新工程

福州香格里拉大酒店（「福州香格里拉」）、中山香格里拉大酒店（「中山香格里拉」）之建築工程以及上海浦東香格里拉大酒店（「浦東香格里拉」）之擴建工程正如期進行中。中山香格里拉將於二零零三年十二月開業，而福州香格里拉及浦東香格里拉之擴建部份則將於二零零五年開業。於二零零三年六月三十日，本集團已投資40,100,000美元在該等項目。浦東香格里拉及中山香格里拉已分別獲銀行授予相等於25,400,000美元及37,400,000美元之人民幣項目貸款信貸。浦東香格里拉已悉數利用其可動用之信貸，而中山香格里拉則已動用4,800,000美元信貸。日後就完成該三個項目之遞增成本（扣除少數股東出資後）估計為158,500,000美元，該筆款項將主要以當地訂約之項目貸款及浦東香格里拉之經營業務盈餘（就擴建工程而言）支付。本集團正在落實上海靜安南里項目之發展計劃總圖。

於二零零三年七月，本集團訂立一項協議，以21,700,000美元之現金代價收購中國國內位於廣州之一幅土地作為開發酒店項目之用。本集團於八月初已支付相等於代價50%之按金。

吉隆坡香格里拉大酒店之翻新工程及於青島香格里拉大飯店增添80間客房之裝修工程經已完成。曼谷香格里拉大酒店、香港之九龍香格里拉大酒店、北京中國大飯店、西安香格里拉金花飯店及新加坡香格里拉大酒店Valley Wing之翻新工程正在進行中，預期將於二零零三年年底前完成。新加坡商貿飯店、哥打京那峇魯香格里拉丹絨亞路酒店及宿霧香格里拉麥丹島酒店之翻新工程正在進行中，預期將於二零零四年年中完成。於港島香格里拉大酒店、馬尼拉艾沙香格里拉大酒店及檳城香格里拉沙洋大酒店新展開之翻新工程，預期將於二零零四年年底前逐步完成。翻新工程開支主要以個別酒店之經營流動現金支付，並在適當情況下輔以於當地訂約之短期銀行貸款支付。

北京國貿中心綜合大樓第三期發展工程仍在規劃階段。建議發展項目之成本估計為800,000,000美元，將由本集團聯營公司中國國際貿易中心有限公司之一家附屬公司以內部及外間提供之資金支付。預期該項目無需動用本集團之現金資源。

管理合約

位於吉隆坡之布城香格里拉飯店及迪拜香格里拉大酒店已分別於二零零三年二月四日及二零零三年七月八日開業。本期間內本集團簽訂兩項新酒店管理合約，其中包括有關於二零零三年七月一日將一間酒店之品牌重新命名為悉尼香格里拉大酒店。另一合約涉及一項新發展項目，即吉隆坡商貿飯店，預期於二零零六年開業。

預期迪拜商貿飯店及鄭州香格里拉大酒店於本年年底開業，而馬爾代夫香格里拉大酒店於二零零四年年底開業。預期三亞香格里拉太陽灣酒店、昆山商貿飯店、常州富都商貿飯店（全部均位於中國國內）及阿曼香格里拉Barr Al Jissah & Spa大酒店（馬斯喀特）則可於二零零五年開業。

於二零零三年七月，由於發展商之擁有權架構出現變動，本集團終止其於中國國內石家庄一間商貿飯店之管理合約。

於二零零三年八月，本集團簽訂兩項新管理合約，其中一項有關於二零零六年在卡塔爾多哈開業之酒店，而另外一項有關於二零零五年在中國國內海南島海口開業之酒店。

本集團並無擁有上述酒店之任何股權。本集團相信該等管理合約可顯著地鞏固本集團之品牌實力，並可改善回報而毋須資本承擔。

展望

隨著世衛於六月解除旅遊警告，有跡象顯示航空業及酒店入住率均逐漸出現復甦。儘管由於SARS之心理影響，一般預期業務需要數個月時間始可回復正常，惟本集團大部份酒店之入住率均迅速復甦，尤以中國國內之二線城市為然。鑒於中國國內經濟之基本因素仍然強勁，加上國際旅客及本地旅遊增長，故此本集團得以受惠於其在中國國內之穩固地位。

此外，由於大部份酒店正在進行中之主要改善及翻新工程將於本年年底或二零零四年年初完成，故此本集團相信經翻新及升格之產品應可供銷售，以配合預期區內營商環境好轉之情況。

然而，全球經濟表現及區內部份國家之安全問題仍然為主要影響本集團在中國國內以外之酒店表現之因素。

預期本集團投資物業之表現相對會較為穩定。

員工

於二零零三年六月三十日，本公司及其附屬公司聘用約15,600名員工。員工薪酬維持於具競爭性水平，而花紅則按工作表現評估及經參考既定之目標後按業務單位之財務表現而派發。其他福利包括公積金、保險及醫療補助、房屋及購股權計劃。本集團提供多方面之培訓計劃以改善前線員工之服務技巧及其他員工之專業技能。其內部培訓計劃則著重服務態度、組織價值及工作滿足感。內部培訓亦由外聘之專業培訓機構補充。

購股權

根據由本公司股東於一九九七年十二月十六日採納之行政人員購股權計劃(「行政人員購股權計劃」)授出而於二零零三年六月三十日尚未行使之購股權詳情如下:

	授出日期	批次	於二零零三年一月一日持有之購股權數目	期內授出購股權數目 (附註1)	期內已行使購股權數目	期內已失效購股權數目	期內轉自其他類別	期內轉往其他類別	於二零零三年六月三十日持有之購股權數目	每股購股權股份行使價 港元	可行使期間
1. 董事											
叶龍蜚先生	一九九八年五月一日	I	96,760	–	–	–	–	–	96,760	8.26	一九九九年五月一日 至 二零零八年四月三十日
	一九九八年五月一日	II	96,760	–	–	–	–	–	96,760	8.26	二零零零年五月一日 至 二零零八年四月三十日
	一九九八年五月一日	III	96,760	–	–	–	–	–	96,760	8.26	二零零一年五月一日 至 二零零八年四月三十日
	二零零零年一月十五日	I	193,822	–	–	–	–	–	193,822	8.82	二零零一年一月十五日 至 二零一零年一月十四日
	二零零零年一月十五日	II	193,822	–	–	–	–	–	193,822	8.82	二零零二年一月十五日 至 二零一零年一月十四日
	二零零一年一月十五日	I	339,606	–	–	–	–	–	339,606	8.18	二零零二年一月十五日 至 二零一一年一月十四日
	二零零一年一月十五日	II	339,606	–	–	–	–	–	339,606	8.18	二零零三年一月十五日 至 二零一一年一月十四日
郭孔輔先生	一九九八年五月一日	I	387,041	–	–	–	–	–	387,041	8.26	一九九九年五月一日 至 二零零八年四月三十日
	一九九八年五月一日	II	387,041	–	–	–	–	–	387,041	8.26	二零零零年五月一日 至 二零零八年四月三十日
	一九九八年五月一日	III	387,041	–	–	–	–	–	387,041	8.26	二零零一年五月一日 至 二零零八年四月三十日
	二零零零年一月十五日	I	242,278	–	–	–	–	–	242,278	8.82	二零零一年一月十五日 至 二零一零年一月十四日
	二零零零年一月十五日	II	242,277	–	–	–	–	–	242,277	8.82	二零零二年一月十五日 至 二零一零年一月十四日
	二零零一年一月十五日	I	145,545	–	–	–	–	–	145,545	8.18	二零零二年一月十五日 至 二零一一年一月十四日
	二零零一年一月十五日	II	145,545	–	–	–	–	–	145,545	8.18	二零零三年一月十五日 至 二零一一年一月十四日
Thaddeus Thomas BECZAK 先生 (附註2)	一九九八年五月一日	I	387,041	–	–	–	–	(387,041)	–	8.26	一九九九年五月一日 至 二零零八年四月三十日
	一九九八年五月一日	II	387,041	–	–	–	–	(387,041)	–	8.26	二零零零年五月一日 至 二零零八年四月三十日
	一九九八年五月一日	III	387,041	–	–	–	–	(387,041)	–	8.26	二零零一年五月一日 至 二零零八年四月三十日
	二零零零年一月十五日	I	242,278	–	–	–	–	(242,278)	–	8.82	二零零一年一月十五日 至 二零一零年一月十四日
	二零零零年一月十五日	II	242,277	–	–	–	–	(242,277)	–	8.82	二零零二年一月十五日 至 二零一零年一月十四日
	二零零一年一月十五日	I	48,515	–	–	–	–	(48,515)	–	8.18	二零零二年一月十五日 至 二零一一年一月十四日
	二零零一年一月十五日	II	48,515	–	–	–	–	(48,515)	–	8.18	二零零三年一月十五日 至 二零一一年一月十四日
Giovanni ANGELINI 先生	一九九八年五月一日	I	145,141	–	–	–	–	–	145,141	8.26	一九九九年五月一日 至 二零零八年四月三十日
	一九九八年五月一日	II	145,141	–	–	–	–	–	145,141	8.26	二零零零年五月一日 至 二零零八年四月三十日
	一九九八年五月一日	III	145,139	–	–	–	–	–	145,139	8.26	二零零一年五月一日 至 二零零八年四月三十日
	二零零零年一月十五日	I	266,505	–	–	–	–	–	266,505	8.82	二零零一年一月十五日 至 二零一零年一月十四日
	二零零零年一月十五日	II	266,505	–	–	–	–	–	266,505	8.82	二零零二年一月十五日 至 二零一零年一月十四日
	二零零一年一月十五日	I	145,545	–	–	–	–	–	145,545	8.18	二零零二年一月十五日 至 二零一一年一月十四日
	二零零一年一月十五日	II	145,545	–	–	–	–	–	145,545	8.18	二零零三年一月十五日 至 二零一一年一月十四日
John David HAYDEN 先生	一九九八年五月一日	I	387,041	–	–	–	–	–	387,041	8.26	一九九九年五月一日 至 二零零八年四月三十日
	一九九八年五月一日	II	387,041	–	–	–	–	–	387,041	8.26	二零零零年五月一日 至 二零零八年四月三十日
	一九九八年五月一日	III	387,041	–	–	–	–	–	387,041	8.26	二零零一年五月一日 至 二零零八年四月三十日
2. 連續訂約之僱員	一九九八年五月一日	I	1,519,134	–	–	(87,084)	387,041	(145,141)	1,673,950	8.26	一九九九年五月一日 至 二零零八年四月三十日
	一九九八年五月一日	II	1,519,134	–	–	(87,084)	387,041	(145,141)	1,673,950	8.26	二零零零年五月一日 至 二零零八年四月三十日
	一九九八年五月一日	III	1,519,130	–	–	(87,084)	387,041	(145,139)	1,673,948	8.26	二零零一年五月一日 至 二零零八年四月三十日
	二零零零年一月十五日	I	2,156,269	–	–	(38,764)	242,278	(96,911)	2,262,872	8.82	二零零一年一月十五日 至 二零一零年一月十四日
	二零零零年一月十五日	II	2,156,255	–	–	(38,764)	242,277	(96,911)	2,262,857	8.82	二零零二年一月十五日 至 二零一零年一月十四日
	二零零一年一月十五日	I	1,450,611	–	–	(33,961)	48,515	(48,515)	1,416,650	8.18	二零零二年一月十五日 至 二零一一年一月十四日
	二零零一年一月十五日	II	1,450,586	–	–	(33,960)	48,515	(48,515)	1,416,626	8.18	二零零三年一月十五日 至 二零一一年一月十四日

購股權 *(續)*

	授出日期	批次	於二零零三年一月一日持有之購股權數目	期內授出購股權數目 (附註1)	期內已行使購股權數目	期內已失效購股權數目	期內轉自其他類別	期內轉往其他類別	於二零零三年六月三十日持有之購股權數目	每股購股權股份行使價 港元	可行使期間
3.其他參與者	一九九八年五月一日	I	1,209,503	–	–	–	–	–	1,209,503	8.26	一九九九年五月一日 至 二零零八年四月三十日
	一九九八年五月一日	I	48,380	–	–	–	–	–	48,380	8.26	一九九九年五月一日 至 二零零三年十一月三十日
	一九九八年五月一日	I	–	–	–	–	145,141	–	145,141	8.26	一九九九年五月一日 至 二零零四年五月二十二日
	一九九八年五月一日	II	1,209,503	–	–	–	–	–	1,209,503	8.26	二零零零年五月一日 至 二零零八年四月三十日
	一九九八年五月一日	II	48,380	–	–	–	–	–	48,380	8.26	二零零零年五月一日 至 二零零三年十一月三十日
	一九九八年五月一日	II	–	–	–	–	145,141	–	145,141	8.26	二零零零年五月一日 至 二零零四年五月二十二日
	一九九八年五月一日	III	1,209,499	–	–	–	–	–	1,209,499	8.26	二零零一年五月一日 至 二零零八年四月三十日
	一九九八年五月一日	III	48,380	–	–	–	–	–	48,380	8.26	二零零一年五月一日 至 二零零三年十一月三十日
	一九九八年五月一日	III	–	–	–	–	145,139	–	145,139	8.26	二零零一年五月一日 至 二零零四年五月二十二日
	二零零零年一月十五日	I	867,354	–	–	–	–	–	867,354	8.82	二零零一年一月十五日 至 二零一零年一月十四日
	二零零零年一月十五日	I	–	–	–	–	96,911	–	96,911	8.82	二零零一年一月十五日 至 二零零四年五月二十二日
	二零零零年一月十五日	II	867,349	–	–	–	–	–	867,349	8.82	二零零二年一月十五日 至 二零一零年一月十四日
	二零零零年一月十五日	II	–	–	–	–	96,911	–	96,911	8.82	二零零二年一月十五日 至 二零零四年五月二十二日
	二零零一年一月十五日	I	198,913	–	–	–	–	–	198,913	8.18	二零零二年一月十五日 至 二零一一年一月十四日
	二零零一年一月十五日	I	–	–	–	–	48,515	–	48,515	8.18	二零零二年一月十五日 至 二零零四年五月二十二日
	二零零一年一月十五日	II	198,910	–	–	–	–	–	198,910	8.18	二零零三年一月十五日 至 二零一一年一月十四日
	二零零一年一月十五日	II	–	–	–	–	48,515	–	48,515	8.18	二零零三年一月十五日 至 二零零四年五月二十二日
總計：			25,134,546	–	–	(406,701)	2,468,981	(2,468,981)	24,727,845		

附註：

1. 於二零零二年五月二十四日舉行之本公司股東特別大會上，本公司之股東批准採納新購股權計劃（「新購股權計劃」）及終止行政人員購股權計劃之運作，因此其後不得根據行政人員購股權計劃再建議授出購股權，惟行政人員購股權計劃之條文於其他各方面仍繼續有效。

2. Thaddeus Thomas Beczak先生按照本公司之公司細則輪值告退。由於Beczak先生不再膺選連任，彼已於二零零三年五月三十日舉行之本公司股東週年大會上退任本公司董事。授予Beczak先生之購股權在其離任後仍可行使，因彼仍擔任本公司若干附屬公司之執行董事，因此仍屬本集團之行政人員。期內有關之購股權已重新分類並列入「連續訂約之僱員」項下。

3. 期內並無根據行政人員購股權計劃註銷任何購股權。

購股權（續）

根據新購股權計劃授出而於二零零三年六月三十日尚未行使之購股權詳情如下：

	授出日期	批次	於二零零三年一月一日持有之購股權數目	期內授出購股權數目	期內已行使購股權數目	期內已失效購股權數目	期內轉自其他類別	期內轉往其他類別	於二零零三年六月三十日持有之購股權數目	每股購股權股份行使價 港元	可行使期間
1. 董事											
叶龍蜚先生	二零零二年五月二十九日	I	500,000	–	–	–	–	–	500,000	6.81	二零零三年五月二十九日 至 二零一二年五月二十八日
	二零零二年五月二十九日	II	500,000	–	–	–	–	–	500,000	6.81	二零零四年五月二十九日 至 二零一二年五月二十八日
郭孔輔先生	二零零二年五月二十九日	I	500,000	–	–	–	–	–	500,000	6.81	二零零三年五月二十九日 至 二零一二年五月二十八日
	二零零二年五月二十九日	II	500,000	–	–	–	–	–	500,000	6.81	二零零四年五月二十九日 至 二零一二年五月二十八日
Thaddeus Thomas BECZAK 先生 *(附註1)*	二零零二年五月二十九日	I	75,000	–	–	–	–	(75,000)	–	6.81	二零零三年五月二十九日 至 二零一二年五月二十八日
	二零零二年五月二十九日	II	75,000	–	–	–	–	(75,000)	–	6.81	二零零四年五月二十九日 至 二零一二年五月二十八日
Giovanni ANGELINI 先生	二零零二年五月二十九日	I	600,000	–	–	–	–	–	600,000	6.81	二零零三年五月二十九日 至 二零一二年五月二十八日
	二零零二年五月二十九日	II	600,000	–	–	–	–	–	600,000	6.81	二零零四年五月二十九日 至 二零一二年五月二十八日
雷孟成先生	二零零二年五月二十九日	I	150,000	–	–	–	–	–	150,000	6.81	二零零三年五月二十九日 至 二零一二年五月二十八日
	二零零二年五月二十九日	II	150,000	–	–	–	–	–	150,000	6.81	二零零四年五月二十九日 至 二零一二年五月二十八日
吳士方先生	二零零二年五月二十九日	I	60,000	–	–	–	–	–	60,000	6.81	二零零三年五月二十九日 至 二零一二年五月二十八日
	二零零二年五月二十九日	II	60,000	–	–	–	–	–	60,000	6.81	二零零四年五月二十九日 至 二零一二年五月二十八日
郭雯光女士	二零零二年五月二十九日	I	150,000	–	–	–	–	–	150,000	6.81	二零零三年五月二十九日 至 二零一二年五月二十八日
	二零零二年五月二十九日	II	150,000	–	–	–	–	–	150,000	6.81	二零零四年五月二十九日 至 二零一二年五月二十八日
John David HAYDEN 先生	二零零二年五月二十九日	I	75,000	–	–	–	–	–	75,000	6.81	二零零三年五月二十九日 至 二零一二年五月二十八日
	二零零二年五月二十九日	II	75,000	–	–	–	–	–	75,000	6.81	二零零四年五月二十九日 至 二零一二年五月二十八日
何建源先生	二零零二年五月二十九日	I	75,000	–	–	–	–	–	75,000	6.81	二零零三年五月二十九日 至 二零一二年五月二十八日
	二零零二年五月二十九日	II	75,000	–	–	–	–	–	75,000	6.81	二零零四年五月二十九日 至 二零一二年五月二十八日
李鏞新先生	二零零二年五月二十九日	I	75,000	–	–	–	–	–	75,000	6.81	二零零三年五月二十九日 至 二零一二年五月二十八日
	二零零二年五月二十九日	II	75,000	–	–	–	–	–	75,000	6.81	二零零四年五月二十九日 至 二零一二年五月二十八日
Alexander Reid HAMILTON 先生	二零零二年五月二十九日	I	75,000	–	–	–	–	–	75,000	6.81	二零零三年五月二十九日 至 二零一二年五月二十八日
	二零零二年五月二十九日	II	75,000	–	–	–	–	–	75,000	6.81	二零零四年五月二十九日 至 二零一二年五月二十八日
2. 連續訂約之僱員	二零零二年五月二十九日	I	5,405,000	–	–	(125,000)	75,000	(75,000)	5,280,000	6.81	二零零三年五月二十九日 至 二零一二年五月二十八日
	二零零二年五月二十九日	II	5,405,000	–	–	(125,000)	75,000	(75,000)	5,280,000	6.81	二零零四年五月二十九日 至 二零一二年五月二十八日
3. 其他參與者	二零零二年五月二十九日	I	695,000	–	–	(30,000)	–	–	665,000	6.81	二零零三年五月二十九日 至 二零一二年五月二十八日
	二零零二年五月二十九日	I	–	–	–	–	75,000	–	75,000	6.81	二零零三年五月二十九日 至 二零零四年五月二十二日
	二零零二年五月二十九日	II	695,000	–	–	(30,000)	–	–	665,000	6.81	二零零四年五月二十九日 至 二零一二年五月二十八日
	二零零二年五月二十九日	II	–	–	–	–	75,000	–	75,000	6.81	二零零四年五月二十九日 至 二零零五年五月二十二日
總計：			16,870,000	–	–	(310,000)	300,000	(300,000)	16,560,000		

購股權（續）

附註：

1. Thaddeus Thomas Beczak先生按照本公司之公司細則輪值告退。由於Beczak先生不再膺選連任，彼已於二零零三年五月三十日舉行之本公司股東週年大會上退任本公司董事。授予Beczak先生之購股權在其離任後仍可行使，因彼仍擔任本公司若干附屬公司之執行董事，因此仍屬本集團之行政人員。期內有關之購股權已重新分類並列入「連續訂約之僱員」項下。

2. 期內並無根據新購股權計劃註銷任何購股權。

於二零零三年六月三十日後，新購股權計劃項下有可供認購100,000股股份之購股權失效。

根據行政人員購股權計劃及新購股權計劃之條款，到目前為止，有關7,016,701股股份及680,000股股份之購股權已分別失效。於本報告日期，根據行政人員購股權計劃及新購股權計劃授出而尚未行使之購股權將於行使時可獲發之股份數目分別為24,727,845股及16,460,000股。

董事於股份、相關股份及債權證中之權益及淡倉

於二零零三年六月三十日，根據證券及期貨條例（「證券及期貨條例」）第352條規定本公司須予存置之登記冊所載或根據上市公司董事進行證券交易的標準守則（「標準守則」）另行向本公司及香港聯交所知會，董事於本公司及其相聯法團（「相聯法團」）（定義見證券及期貨條例第XV部）之股份、相關股份及債權證擁有之權益及淡倉如下：

(a) 於本公司及相聯法團之股份之好倉

公司名稱	董事姓名	股份類別	持有之股份數目 個人權益 *（附註1）*	家屬權益	公司權益	其他權益	總計	佔相關公司已發行股本總額之百分比
(i) 本公司	郭孔鍮先生	普通股	3,456	–	297,410	–	300,866	0.01%
	叶龍蜚先生	普通股	–	–	–	–	–	–
	郭孔輔先生	普通股	3,510	–	–	385,150 *（附註2）*	388,660	0.02%
	Giovanni ANGELINI先生	普通股	100,000	–	–	–	100,000	0.00%
	雷孟成先生	普通股	–	–	–	–	–	–
	吳士方先生	普通股	–	–	–	–	–	–
	郭雯光女士	普通股	151,379	192,011 *（附註3）*	–	–	343,390	0.02%
	John David HAYDEN先生	普通股	–	–	–	–	–	–
	何建源先生	普通股	167,475	–	69,976,457 *（附註4及5）*	–	70,143,932	3.22%
	李鏞新先生	普通股	–	–	–	–	–	–

董事於股份、相關股份及債權證中之權益及淡倉*(續)*

(a) 於本公司及相聯法團之股份之好倉*(續)*

公司名稱	董事姓名	股份類別	持有之股份數目 個人權益 *(附註1)*	家屬權益	公司權益	其他權益	總計	佔相關公司已發行股本總額之百分比
(i) 本公司*(續)*	Alexander Reid HAMILTON先生	普通股	–	–	–	–	–	–
	蘇慶贊先生	普通股	–	–	–	–	–	–
	何建昌先生(何建源先生之替任董事)	普通股	24,515	–	66,907,292 *(附註4)*	–	66,931,807	3.07%
(ii) 相聯法團								
Shangri-La Hotels (Malaysia) Berhad	郭孔輔先生	普通股	–	–	10,000 *(附註6)*	–	10,000	0.00%
	郭雯光女士	普通股	–	–	10,000 *(附註6)*	–	10,000	0.00%
Shangri-La Hotel Public Company Limited	雷孟成先生	普通股	10,000	–	–	–	10,000	0.01%

附註：

1. 該等股份由有關董事以實益擁有人身份持有。

2. 該等股份由有關董事透過全權信託持有。

3. 該等股份由有關董事之配偶持有。

4. 66,907,292股股份透過由何建源先生及何建昌先生各自控制33.33%權益之公司持有。

5. 3,069,165股股份由一間公司持有，而該公司之董事一般按何建源先生之指示行事。

6. 該等股份透過由郭孔輔先生及郭雯光女士各自擁有50%權益之一間公司持有。

(b) 於本公司及相聯法團之相關股份之好倉

於二零零三年六月三十日，根據行政人員購股權計劃及新購股權計劃授予本期間內在任之本公司董事／前董事之購股權之詳情，載於本報告上文「購股權」一節內。

除以上所述者外，於二零零三年六月三十日，各董事於本公司或其任何相聯法團之股份或相關股份或債權證中概無任何已列入本公司根據證券及期貨條例第352條規定須予存置之登記冊內，或根據標準守則須知會本公司及香港聯交所之權益及淡倉。

本公司股本中之重大權益

於二零零三年六月三十日，根據證券及期貨條例第336條規定須予存置之登記冊所載，該等人士(董事除外)於本公司股份及相關股份之權益及淡倉如下：

於本公司股份之好倉

名稱	持有股份之身份	持有普通股之股份數目	佔本公司已發行股本總額之百分比
Kerry Group Limited(「KGL」)	受控制公司之權益	987,306,500	45.30%
嘉里控股有限公司(「嘉里控股」) *(附註1及2)*	受控制公司之權益	987,306,500	45.30%
Caninco Investments Limited (「Caninco」) *(附註2及3)*	實益擁有人	437,597,878	20.08%
Darmex Holdings Limited (「Darmex」) *(附註2及3)*	實益擁有人	218,425,226	10.02%
淡馬錫投資控股公司 (「淡馬錫」)	受控制公司之權益	166,284,498	7.63%
Cress Limited(「Cress」) *(附註4)*	實益擁有人	166,284,498	7.63%
Templeton Global Advisors Ltd.	投資經理	148,743,388	6.82%

附註：

1. 在嘉里控股987,306,500股股份之權益中，961,549,085股股份透過其全資附屬公司(包括Caninco及Darmex)持有，2,844,360股股份透過其擁有43.85%權益之一家聯營公司持有，9,718,000股股份透過其擁有38.10%權益之一家聯營公司持有，以及13,195,055股股份透過泰國Shangri-La Hotel Public Company Limited(本公司擁有73.61%權益之附屬公司)之一家全資附屬公司持有。

2. 該等公司乃KGL之全資附屬公司，其於本公司股份中之權益已包括在KGL持有之權益內。

3. 該等公司乃嘉里控股之全資附屬公司，其於本公司股份中之權益已包括在嘉里控股持有之權益內。

4. Cress為淡馬錫之全資附屬公司，其於本公司股份中之權益已包括在淡馬錫持有之權益內。

除上述者外，於二零零三年六月三十日，本公司並無獲悉任何已列入根據證券及期貨條例第336條規定須予存置之登記冊內之本公司股份及相關股份之任何權益及淡倉。

購回、出售或贖回上市證券

截至二零零三年六月三十日止六個月內，本公司或其任何附屬公司並無購回、出售或贖回本公司之上市證券。

最佳應用守則

概無董事知悉任何足以合理地指出本公司於截至二零零三年六月三十日止六個月內任何時間，未有遵守香港聯交所證券上市規則附錄十四內的資料。

薪酬委員會

董事會之薪酬委員會於一九九七年十月十七日成立，就本公司之高級管理人員及執行董事之報酬及獎勵金建議作出檢討。該委員會由三名執行董事及兩名非執行董事組成，其中一位為獨立非執行董事。該委員會目前的成員包括郭孔鍮先生、叶龍蜚先生、郭孔輔先生、何建源先生及蘇慶贊先生。

審核委員會

本公司於一九九八年八月二十五日成立董事會審核委員會。該委員會包括三位非執行董事，其中兩位為獨立非執行董事。該委員會乃根據書面職權範圍行事。該委員會現時之成員包括Alexander Reid HAMILTON先生、何建源先生及蘇慶贊先生。該委員會於中期業績被提呈以待董事會批准前審閱了有關賬目。

董事

於二零零三年八月二十二日，Roberto V. ONGPIN先生獲委任為本公司之非執行董事。

股東登記

本公司將於二零零三年九月十七日(星期三)至二零零三年九月十九日(星期五)(包括首尾兩天)之期間內，暫停辦理股份過戶登記。如欲獲得建議派發之中期股息，所有股份過戶文件必須最遲於二零零三年九月十六日(星期二)下午四時前送達本公司在香港之股份過戶登記分處雅柏勤證券登記有限公司辦理登記手續，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

預期股息單及／或根據以股代息計劃而將予發行之新股份股票將於二零零三年十一月十八日(星期二)或相近日子派發予有關之股東。

承董事會命
主席
郭孔鍮

香港，二零零三年八月二十二日